R.G. Barry Corporation

the *Dearfoams*® company



2004

Annual Report

Table of Contents

CORPORATE OVERVIEW

R.G. Barry Corporation, the Dearfoams® company, is among the world's leading developers and marketers of comfort footwear for at- and around-the-home, controlling an estimated 40% of the U.S. slipper market. The Company's footwear products are sold worldwide through traditional, promotional and national chain department stores, discount stores, warehouse clubs, supermarkets, drug chains and specialty catalogs. The Dearfoams® family of footwear brands includes Angel Treads®, Barry Comfort®, Dearfoams®, EZfeet®, Fargeot™, Madye's®, Royal Comfort®, Snug Treds®, Soft Notes®, Solé™ and Terrasoles®. We market Liz Claiborne®, Claiborne® and Villager® slippers under license granted by L.C. Licensing, Inc.; NASCAR Track Striders® footwear under licenses granted by the National Association For Stock Car Auto Racing, Inc., Dale Earnhardt, Inc., Rusty Wallace, Inc., Penske Racing South, Inc., JG Motorsports, Inc. and Redline Sports Marketing, Inc.; and Mushrooms® slippers under a license granted by AmAsia International LTD. We also supply our customers with footwear under a variety of their own private label brands.

Dear Fellow Shareholder:

2004 was a new beginning for R.G. Barry Corporation, the Dearfoams® Company. We successfully launched our new business model and financially reengineered the Company. The many difficult decisions and dramatic and costly actions taken during 2004 were necessary to position us for a return to profitability.



Thomas M. Von Lehman
President
Chief Executive Officer

2004 On Target

The fourth quarter of 2004 was the best indication to date that the changes implemented during the past year are beginning to work. Although our quarterly net sales of $36.9 million were down $6.8 million from $43.7 million reported for the fourth quarter of 2003, we recorded quarterly net earnings of $4.3 million, or $0.44 cents per basic and diluted share, up from a net loss of $16.5 million, or $1.68 loss per share, in the fourth quarter of 2003. Earning from continuing operation before income taxes and minority interest in the fourth quarter of 2004 amounted to $4.2 million, contrasted with a loss on a comparable basis of $3.0 million during the fourth quarter of 2003.

For the full year, net sales were $104.4 million down $18.7 million from $123.1 million for the full year 2003. We reported a net loss of $19.9 million, or $2.02 loss per share, for full-year 2004 compared to a net loss of $21.7 million, or $2.21 loss per share, for full-year 2003.

Among the significant factors influencing our 2004 results were:

- Decreased net sales principally as a result of strategic withdrawal from some unprofitable markets, the negative impact of customer concerns about our liquidity during the first quarter of 2004, adverse retailer reaction to a more restrictive return policy and competition from in-store private label programs.
- Restructuring and asset impairment charges for the full year of approximately $17.3 million, substantially all of which were related to implementation of our new business model. In 2003, we reported restructuring and asset impairment charges of $2.6 million for the full year, $2.4 million of which were recorded in the fourth quarter of 2003.

FINANCIAL RECAP

R.G. Barry Corporation and Subsidiaries

	2004	2003*	2002	2001
	(in thousands of dollars, except per share data)			
Net sales	$104,404	$123,137	$119,024	$129,361
Earnings (loss) before income taxes, continuing operations	(20,075)	(9,283)	(12,316)	3,021
Net earnings (loss) from continuing operations	(20,199)	(19,396)	(8,150)	1,826
Net earnings (loss) from discontinued operations	334	(2,310)	(3,730)	(894)
Net earnings (loss)	(19,865)	(21,706)	(11,880)	932
Basic earnings (loss) per share	(2.02)	(2.21)	(1.23)	0.10
Diluted earnings (loss) per share	(2.02)	(2.21)	(1.23)	0.10
Working capital	14,873	25,846	40,927	55,205
Net shareholders' equity	4,978	26,387	47,188	60,385
Book value per share	0.51	2.58	4.81	6.44
Return on beginning shareholders' equity	(78.2)%	(46.0)%	(19.7)%	1.6%
Pretax return on net sales	(19.2)%	(7.5)%	(10.3)%	2.3%

*Fiscal year includes fifty-three weeks

All amounts have been retroactively restated to give effect to the change in costing method.

- An approximate $9 million decrease in 2004 selling, general and administrative expenses compared to the prior year, principally as a result of our new business model; and
- Tax expense of $123 thousand recognized in 2004 primarily related to foreign taxes incurred by our subsidiaries in Mexico. In 2003, our tax expense was approximately $10.1 million and was mostly related to the valuation allowance established in that year against our deferred tax assets. As a result of our cumulative losses in five of the last six years, we have fully reserved the value of our deferred tax assets in the amount of $21.3 million as of the end of 2004, compared with $13.8 million as of the end of 2003. In addition, as of the end of 2004, we had approximately $30.2 million of net operating loss carry-forwards for U.S. federal income tax purposes and approximately $2.1 million of net operating loss carry-forwards for Mexican income tax purposes.

A Year of Significant Accomplishments

When we distill a year's worth of arduous work into a statement like, "We have successfully simplified and redefined our business model," it truly diminishes the hard work and sacrifice of our Associates. The R.G. Barry team successfully executed a huge amount of change in a very short time—essentially from the end of the first quarter through year-end 2004.


R.G. BARRY/THE DEARFOAMS COMPANY
FANCY FEET

Late last year, the Dearfoams® company launched a significant trade advertising and public relations campaign to let retailers know that we remain their leading resource in at- and around-the-home comfort footwear.

Some of our most significant achievements in 2004 include the following:

- Closing our Mexican manufacturing operations and related support facilities and moving to a 100 percent outsourcing model under which we imported about 18 millions pairs of slippers with virtually no significant delivery or quality issues;
- Closing the distribution and warehousing facilities in Laredo, Texas, and Nuevo Laredo, Mexico, before year-end and distributing about 10 million pairs of slippers through third party logistics facilities on the West Coast;
- Selling about $8 million worth of closeout merchandise and reducing our inventory by approximately 3 million pairs from year-end 2003; and
- Streamlining our management structure.

All of these initiatives were accomplished on or ahead of schedule, and all were implemented while our business operated basically on plan throughout 2004.

New Financing Agreement

We are pleased that on March 31, 2005, the Company entered into a new two-year, $35 million asset-based lending facility with The CIT Group/Commercial Services. This new facility replaces our previous discretionary factoring and financing arrangement with CIT.

Unlike our former facility, this new agreement obligates CIT to advance us funds, provided that we meet financial performance covenants. While our previous financing arrangement with CIT provided us with sufficient liquidity and allowed us the necessary flexibility to radically change our business model very quickly during 2004, lending under the facility was subject to the discretion of CIT. Our previous factoring and financing arrangement also carried higher costs than the new agreement.

One year ago, the discretionary nature of our former financing arrangement and our recurring losses from operations were cited by our independent public accountants as the principal reasons for their inclusion of a going concern uncertainty paragraph in their report on our 2003 financial statements. We are pleased to note that no such modification is included in their report on our 2004 financial statements.



Whether for relaxing, on the go, or use as a fashionable accessory, Dearfoams® brands' fresh, innovative thinking connects with consumers' strong emotional attachment to their slippers.

Focusing on the Customer

The financial reengineering and changing of our fundamental business model during 2004 was primarily an internally focused process. While we were successful with the implementation of those changes last year, we still have a great deal to accomplish to fully implement our new business model and ensure our transformation creates sustainable, profitable growth.

Toward that end, we are focusing on the externals in 2005. We actually began shifting our attention to our consumers and retailing partners during the second half of last year with several key initiatives focused on rebuilding our brands and image.

The first involved refreshing the Dearfoams® product line. In the past, we often deferred implementing design changes to our products because of our need to sell products carried over from the previous year. With our new total outsourcing model, better sales planning and better management of product sell-through, we should be able to reduce seasonal product carryover in the future and have a greater ability to introduce freshness to our product lines. In addition, we are now moving more overstocked products into closeout channels rather than carrying them over for sale through our primary channels of distribution during the next year. We are beginning to see the benefit of this change in the reaction from our customers as we work this spring to develop their fall 2005 sales programs.

The Brand Power of Dearfoams®

Another piece of our rebuilding program is a major brand enhancement initiative. This initiative includes the first consumer research the company has done in a number of years. The research revealed some exciting things, including the fact that among domestic slipper purchasers during the past 18 months, Dearfoams® is the most recognizable name in the slipper category. The research also showed that our brand awareness among consumers who buy slippers for themselves or as gifts exceeds 75 percent overall and approaches 90 percent among upper tier shoppers. That is brand power on a scale that few products have achieved, and it is even more impressive when you realize that until the second half of 2004 Dearfoams® had not been supported by advertising or any significant marketing efforts in some time.

We plan to build upon the high brand recognition of Dearfoams® in a variety of ways. We are using the consumer research findings to help guide product development efforts and the redesign of our packaging and point of sale presentations. The changes we are making will better serve the consumer market segments we have identified as important growth drivers. In the future, you also will see us using "the Dearfoams® company" tagline in various corporate initiatives. Our goal is to solidify R.G. Barry and the Dearfoams® family of brands as the unquestioned leaders in at-home, comfort footwear.

Beyond Brand Enhancement

Our attention to consumers and retailers goes well beyond efforts to enhance our brands and also includes:

- Refining and improving our order fulfillment processes to become an easy-to-work-with, hassle-free vendor in the eyes of our retailer customers;
- Continuing to improve our inventory management through better forecasting; and
- Fulfilling the expectations of our customers and consumers with fresh, innovative thinking and great products.

We have found a great deal of receptivity to these externally focused initiatives among our retailing partners. Based upon our performance in the past several years, understandably we also have found some skepticism among certain retailers. It will not be easy for us to win back the market share we have lost over the past few years, and it is premature to predict a significant upturn in revenue this year. We believe 2005 will be a year of stabilization and positioning our business for future sustainable, profitable growth.

My desire to see the Company's new business model fully and successfully implemented is a key reason that I recently extended my employment contract with the company through March 2006.

Our Trading Venue Changes

As you may know, trading in our common shares was suspended by the New York Stock Exchange in June 2004 when it became apparent we could no longer meet or maintain their minimum standards for continued listing. R.G. Barry Corporation's common shares currently are being dually quoted on the Over the Counter Bulletin Board and The Pink Sheets under the trading symbol RGBC. Price quotations and trading information is readily available from many broker/dealers and at various Internet sites including www.pinksheets.com, www.otcbb.com and www.nasdaq.com.

Improvement Expected

Since 2005 is the first full year under our new business model, we expect to see continued improvement in gross profit as a percent of sales, a lower cost of sales, lower SG&A expenses, and no significant new restructuring and asset impairment charges. We believe that these improvements will lead to positive earnings for full 2005, however, since so much of our business takes place in the second half of the year, we expect to report a loss in the first two quarters of this year.

To paraphrase a popular television sports show, our goal this year is to begin make R.G. Barry Corporation, the Dearfoams® company, "The best slipper company in North America, period." We will measure best by our return to shareholders, the value we deliver to customers and consumers, our level of profitable growth and overall profitability, and the quality of the workplace we create for our Associates. Having made 2004 the successful first step on this journey, we look forward to taking it to the next level in 2005.

Thank you for your interest and support.

Thomas M. Von Lehman
President
Chief Executive Officer



Among the first and most visible steps in a major brand revitalization effort is the revamping of our packaging to align the in-store appearance of Dearfoams® brands with the ways consumers have told us they buy and use their slippers.

	2004	2003*	2002	2001	2000	1999
Summary of Operations (thousands)						
Net sales	$104,404	$123,137	$119,024	$129,361	$131,002	$123,533
Cost of sales	67,065	80,427	77,597	80,182	88,021	77,932
Gross profit	37,339	42,710	41,427	49,179	42,981	45,601
Gross profit as percent of net sales	35.8%	34.7%	34.8%	38.0%	32.8%	36.9%
Selling, general and administrative expenses	39,200	48,163	50,360	45,973	45,568	51,651
Restructuring and asset impairment charges (adjustments)	17,341	2,563	2,837	(118)	1,886	5,624
Operating income (loss)	(19,202)	(8,016)	(11,770)	3,324	(4,473)	(11,674)
Other income (expense)	419	151	800	800	810	502
Interest expense, net	(1,292)	(1,418)	(1,346)	(1,103)	(1,711)	(1,347)
Earnings (loss) before income taxes, continuing operations	(20,075)	(9,283)	(12,316)	3,021	(5,374)	(12,519)
Income tax (expense) benefit	(123)	(10,096)	4,191	(1,153)	616	2,411
Minority interest, net of tax	(1)	(17)	(25)	(42)	(52)	(20)
Net earnings (loss) from continuing operations	(20,199)	(19,396)	(8,150)	1,826	(4,810)	(10,128)
Net earnings (loss) from discontinued operations	334	(2,310)	(3,730)	(894)	4,004	(4,497)
Net earnings (loss)	(19,865)	(21,706)	(11,880)	932	(806)	(14,625)
Additional Data						
Basic earnings (loss) per share	$ (2.02)	$ (2.21)	$ (1.23)	$ 0.10	$ (0.09)	$ (1.55)
Diluted earnings (loss) per share	$ (2.02)	$ (2.21)	$ (1.23)	$ 0.10	$ (0.09)	$ (1.55)
Book value per share	$ 0.51	$ 2.58	$ 4.81	$ 6.44	$ 6.34	$ 6.46
Annual % change in net sales	(15.2)%	3.5%	(8.0)%	(1.3)%	6.0%	(6.8)%
Annual % change in net earnings (loss)	8.5%	(82.7)%	(1374.7)%	215.6%	94.5%	(257.1)%
Pretax return on net sales	(19.2)%	(7.5)%	(10.3)%	2.3%	(4.1)%	(10.1)%
Net earnings (loss) as a percentage of beginning shareholders' equity	(78.2)%	(46.0)%	(19.7)%	1.6%	(1.3)%	(18.5)%
Basic average number of shares outstanding (in thousands)	9,839	9,823	9,641	9,379	9,399	9,455
Diluted average number of shares outstanding (in thousands)	9,839	9,823	9,641	9,577	9,399	9,455
Financial Summary (thousands)						
Current assets	$ 33,082	$ 44,379	$ 61,068	$ 69,676	$ 70,268	$ 71,678
Current liabilities	18,209	18,533	20,141	14,471	14,715	17,705
Working capital	14,873	25,846	40,927	55,205	55,553	53,973
Long-term debt	479	2,141	5,760	5,162	7,637	8,571
Net shareholders' equity	4,978	25,387	47,188	60,385	59,452	60,384
Net property, plant and equipment	2,718	9,369	10,910	10,917	11,741	14,408
Total assets	39,092	61,280	87,638	88,612	89,549	93,164
Capital expenditures	122	1,662	2,373	1,186	653	3,381
Depreciation and amortization of property, plant and equipment	1,336	1,762	1,779	1,674	2,109	2,243

See also Management's Discussion & Analysis of Financial Condition & Results of Operations

*Fiscal year includes fifty-three weeks

Effective in 2000, the Company changed its inventory costing method from LIFO to FIFO. All amounts have been retroactively restated to give effect to the change in costing method.

Certain amounts from prior years have been reclassified to conform with current year's presentation

MARKET AND DIVIDEND INFORMATION

R.G. Barry Corporation and Subsidiaries

Market Value

	Quarter	High	Low	Close
2004	First	$4.75	$1.43	$2.59
	Second	2.90	1.53	1.62
	Third	2.80	1.51	2.55
	Fourth	4.00	2.30	3.52
2003	First	$4.49	$2.10	$2.30
	Second	4.76	2.25	4.60
	Third	5.38	4.35	5.24
	Fourth	6.39	4.18	4.40

Since June 2004, R.G. Barry Corporation common shares are dually quoted on the OTC Bulletin Board and The Pink Sheets under trading symbol RGBC.

Stock Ticker Symbol: RGBC

Approximate Number of Registered Shareholders: 1,000

QUARTERLY FINANCIAL DATA

R.G. Barry Corporation and Subsidiaries

2004 Fiscal Quarters — in thousands, except basic and diluted earnings (loss) per share

	First	Second	Third	Fourth
Net sales	$ 18,430	$ 14,516	$34,573	$36,885
Gross profit	5,513	4,033	12,835	14,958
Net earnings (loss) – continuing	(14,159)	(8,929)	(1,426)	4,315
Net earnings – discontinued	—	16	314	4
Net earnings (loss)	(14,159)	(8,913)	(1,112)	4,319
Basic earnings (loss) per share – continuing	$ (1.44)	$ (0.91)	$ (0.14)	$ 0.44
Diluted earnings (loss) per share – continuing	$ (1.44)	$ (0.91)	$ (0.14)	$ 0.44
Basic earnings per share – discontinued	$ 0.00	$ 0.00	$ 0.03	$ 0.00
Diluted earnings per share – discontinued	$ 0.00	$ 0.00	$ 0.03	$ 0.00
Basic earnings (loss) per share – total	$ (1.44)	$ (0.91)	$ (0.11)	$ 0.44
Diluted earnings (loss) per share – total	$ (1.44)	$ (0.91)	$ (0.11)	$ 0.44

2003 Fiscal Quarters	First	Second	Third	Fourth
Net sales	$ 20,378	$ 19,016	$40,001	$43,742
Gross profit	7,085	6,453	16,234	12,938
Net earnings (loss) – continuing	(2,954)	(2,395)	1,456	(15,503)
Net earnings (loss) – discontinued	(918)	(390)	3	(1,005)
Net earnings (loss)	(3,872)	(2,785)	1,459	(16,508)
Basic earnings (loss) per share – continuing	$ (0.30)	$ (0.24)	$ 0.14	$ (1.57)
Diluted earnings (loss) per share – continuing	$ (0.30)	$ (0.24)	$ 0.14	$ (1.57)
Basic earnings (loss) per share – discontinued	$ (0.09)	$ (0.04)	$ 0.00	$ (0.11)
Diluted earnings (loss) per share – discontinued	$ (0.09)	$ (0.04)	$ 0.00	$ (0.11)
Basic earnings (loss) per share – total	$ (0.39)	$ (0.29)	$ 0.15	$ (1.68)
Diluted earnings (loss) per share – total	$ (0.39)	$ (0.29)	$ 0.15	$ (1.68)

See also Management's Discussion & Analysis of Financial Condition & Results of Operations.

Introduction

The following discussion and analysis is intended to provide investors and others with information we believe is necessary to understand the Company's financial condition, changes in financial condition, results of operations and cash flows. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, the notes to the consolidated financial statements and other information contained in this report.

Critical Accounting Policies and Use of Significant Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make certain estimates. These estimates can affect our reported revenues, expenses and results of operations, as well as the reported values of certain of our assets and liabilities. We make these estimates after gathering as much information from as many resources, both internal and external, as are available to us at the time. After reasonably assessing the conditions that exist at the time, we make these estimates and prepare our consolidated financial statements accordingly. These estimates are made in a consistent manner from period to period, based upon historical trends and conditions and after review and analysis of current events and circumstances. We believe these estimates reasonably reflect the current assessment of the financial impact of events that may not become known with certainty until some time in the future.

A summary of the critical accounting policies requiring management estimates follows:

(a) We recognize revenue when goods are shipped from our warehouse and other third-party distribution locations, at which point our customers take ownership and assume risk of loss. In certain circumstances, we sell products to customers under special arrangements, which provide for return privileges, discounts, promotions and other sales incentives. At the time we recognize revenue, we reduce our measurement of revenue by an estimated cost of potential future returns and allowable retailer promotions and incentives, recognizing as well a corresponding reduction in our reported accounts receivable. These estimates have traditionally been sensitive to and dependent on a variety of factors including, but not limited to, quantities sold to our customers and the related selling and marketing support programs; channels of distribution; retail sale rates; acceptance of the styling of our product by consumers; overall economic environment; consumer confidence leading towards and through the holiday season; and other factors. Allowances for returns established at the end of 2004 and 2003 were approximately $4.1 million and $7.8 million, respectively. Furthermore, allowances for promotions and other sales incentives established at the end of 2004 and 2003 were approximately $8.0 million and $10.5 million, respectively. The decrease in the dollar amount of both return and promotion allowances is mainly due to the change in our business model, which includes a more customer-specific sell-in approach. The decrease also reflects our initiatives of being more responsive to our customers by assisting in promoting goods in season and attempting to reduce returns accordingly. During 2004, 2003 and 2002, we recorded approximately $4.0 million, $8.1 million, and $11.6 million as the sales value of merchandise returned by our customers. During 2004, 2003, and 2002, we recorded approximately $10.7 million, $11.4 million, and $13.6 million in charges to earnings in those years for consumer promotion activities undertaken with our customers. As our business model is further implemented in 2005, and given the continuously changing retail environment, and our short experience with the new operating model, it is possible that allowances for returns, promotions and other sales incentives, and the related charges reported in our consolidated results of operations for these activities could be different than those estimates noted above.

(b) We value inventories using the lower of cost or market, based upon the first-in, first-out ("FIFO") costing method. We evaluate our inventories for any impairment in realizable value in light of our prior selling season, the overall economic environment, and our expectations for the upcoming selling seasons, and we record the appropriate write-downs under the circumstances. At the end of 2004, we estimated that the FIFO cost of our inventory exceeded the estimated net realizable value of that inventory by $1.6 million, compared with a similar estimate of $5.9 million made at the end of 2003. This decrease is mainly due to the change in our business model, which resulted in a more customer-targeted product offering in the fall of 2004 and included more aggressive initiatives to reduce our inventory investment. Inventory write-downs, recognized as part of cost of sales for continuing operations, amounted to $2.1 million during 2004, $5.4 million during 2003, and $1.7 million during 2002. Inventory write-downs, recognized as part of cost of sales for discontinued operations, totaled $7 thousand during 2004, $1.2 million during 2003, and $1.2 million during 2002. As noted above, given our short experience with the new business model and considering the ever-changing retail landscape, it is possible that our estimates to represent our inventory at the net realizable value could be different than those reported in previous years.

(c) We make an assessment of the amount of income taxes that will become currently payable or recoverable for the just concluded period, and what deferred tax costs or benefits will become realizable for income tax purposes in the future, as a result of differences between results of operations as reported in conformity with accounting principles generally accepted in the United States of America, and the requirements of the income tax codes existing in the various jurisdictions where we operate. In evaluating the future benefits of our deferred tax assets, we examine our capacity for refund of federal income taxes due to our net operating loss carry-forward position, and our projections of future profits. As a result of our cumulative losses, we have determined that it is uncertain when, and if, the deferred tax assets will have realizable value in future years. Accordingly, beginning with year-end 2003, we established a valuation allowance against the value of those deferred tax assets and a reserve of $21.3 million at the end of 2004, compared to a valuation allowance of $13.8 million at the end of 2003. (See also Note (7) of the Notes to Consolidated Financial Statements for additional income tax information.) Should our profits improve in future years, such that those deferred items become realizable as deductions in future years, we will recognize that benefit by reducing our reported tax expense in the future years, once that realization becomes assured. As of the end of 2004, we had approximately $30.2 million of net operating loss carry-forwards, for U.S. federal income tax purposes and approximately $2.1 million of net operating loss carry-forwards for Mexican income tax purposes. The future use of net operating loss carry-forwards is subject to applicable tax laws.

(d) We account for the CIT Facility as a financing facility in recognizing and recording trade receivables. For financial statement purposes, the factoring of receivables under the CIT Facility is not considered a sale of receivables. As such, the amounts advanced by CIT are considered short-term loans and are included within short-term notes payable on our consolidated balance sheets.

(e) We make estimates of the future costs associated with restructuring plans related to operational changes announced during the year. Estimates are based upon the anticipated costs of employee separations; an analysis of the impairment in the value of any affected assets; anticipated future costs to be incurred in settling remaining lease obligations, net of any anticipated sublease revenues; and other costs associated with the restructuring plans. At the end of 2004, we had an accrued balance of $2.7 million relating to the estimated future costs of closing or reorganizing certain operations. At the end of 2003, we had an accrued balance of $174 thousand for similar restructuring and reorganization activities under way at that time. Should the actual costs of restructuring activities exceed our estimates, the excess costs will be recognized in the following period. Conversely, should the costs of restructuring be less than the amounts estimated, future periods would benefit by that difference. (See also Notes (8) and (15) of the Notes to Consolidated Financial Statements for additional information concerning restructuring and asset impairment charges.)

(f) We make an assessment of the ongoing future value of goodwill and other intangible assets. No goodwill existed during 2004; therefore, no annual evaluation was necessary. (See also Note (1)(f) of the Notes to Consolidated Financial Statements.)

(g) We review the carrying value of our long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of the assets is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values. Assets to be disposed of are reported at the lower of book or fair market value, less costs of disposal. We recorded asset impairment charges of approximately $7.1 million, $200 thousand, and $673 thousand during 2004, 2003 and 2002, respectively. The significant increase in asset impairment charges from 2003 to 2004 is due mainly to the closure of our manufacturing and distribution facilities in Mexico and Laredo, Texas.

(h) There are various other accounting policies that also require management's judgment. We follow these policies consistently from year to year and period to period. For an additional discussion of all of our significant accounting policies, please see Notes (1)(a) through (v) of the Notes to Consolidated Financial Statements.

Actual results may vary from these estimates as a consequence of activities after the period-end estimates have been made. These subsequent activities will have either a positive or negative impact upon the results of operations in a period subsequent to the period when we originally made the estimate.

Summary of Results for 2004

In early 2004, we developed and implemented a new business model in order to respond to the significant operating losses that we experienced in prior years. This new model focuses primarily on reducing our operating costs by simplifying our product offerings and streamlining the overhead management structure throughout all areas of our Company.

In summary, the following are key actions taken in 2004 related to our new business model and other events that impacted our 2004 operating results. These accomplishments and events are discussed in further detail below.

New Business Model

- In January 2004, we engaged The Meridian Group ("Meridian"), a turnaround consulting firm, to assist us in developing a new business model.
- On March 10, 2004, Mr. Thomas M. Von Lehman, former principal with Meridian, was hired as President and CEO. On February 24, 2005, Mr. Von Lehman's employment agreement was extended through March 31, 2006.
- On March 29, 2004, we entered into a three-year financing agreement (the "CIT Facility") with The CIT Group/Commercial Services, Inc. ("CIT"). Following the closing of the CIT facility, we retired all outstanding indebtedness with The Huntington National Bank. In addition, on that date, we repaid all outstanding indebtedness under our Note Agreement with Metropolitan Life Insurance Company. See "Liquidity and Capital Resources" below.
- We transitioned to a 100 percent outsourcing model that supported our fall 2004 business, relying on third party contract manufacturers in China, without significant delivery or quality issues.
- During the year, we sold approximately $8.0 million of slow-moving and closeout type products and, in combination with other initiatives, reduced our finished goods inventories by approximately 3 million pairs.
- We completed the closure of our manufacturing and distribution facilities in Mexico and Laredo, Texas in late September 2004. Distribution of our goods is now done primarily through our distribution center in San Angelo, Texas and a third-party logistics supplier located on the West Coast of the United States.
- With the assistance of an auctioning firm, in early August 2004, we sold all of our machinery and equipment located in our former manufacturing facilities in Mexico.
- We streamlined our management structure and reduced our selling, general and administrative expenses, consistent with our simplified business model. This initiative involved personnel reductions at our headquarters in Ohio and the closure of our operations support office in San Antonio, Texas in late December 2004.

Other Events

- As a result of the closure of our manufacturing and distribution facilities in Mexico and Laredo, Texas, the cessation of support activities in San Antonio, Texas, and other reductions in overhead expenses at our Ohio headquarters, we recorded restructuring and asset impairment charges in 2004 of $17.4 million. These charges were a major component of our operating loss of $19.2 million for 2004.
- As a result of our cumulative losses in five of the last six years, we have fully reserved the value of our deferred tax assets in the amount of $21.3 million as of the end of 2004. In addition, as of the end of 2004, we had approximately $30.2 million of net operating loss carry-forwards for U.S. federal income tax purposes and approximately $2.1 million of net operating loss carry-forwards for Mexican income tax purposes. Net operating loss carry-forwards in the United States are generally available for up to twenty years, while net operating loss carry-forwards in Mexico are available for up to ten years.

The results of our operations are discussed later in this narrative.

Refining Our Business Model in 2005

As previously discussed, during the first quarter of 2004, we successfully developed and began implementation of a new business model. Although the consequences of adopting this model were costly, as reflected in our consolidated results of operations, we believe the actions taken were necessary to stabilize and position our Company for a return to profitability. The 2004 fourth quarter results evidence the positive impact of the changes made to our business model. When compared to the same period a year earlier, we reported higher gross profit as a percent of net sales, lower operating costs, and our best fourth quarter earnings performance since 2001.

Going forward, we expect to aggressively focus on refining the new business model and formalizing related processes; revitalizing the image of our Company as well as the Dearfoams family of brands; and meeting or exceeding the expectations of our customers and consumers with fresh, innovating thinking. We believe our future business and operating models will result in fewer significant changes than those experienced during 2004. However, due to the seasonality of our business, there may still be significant inherent risk in our model that we have not yet recognized. See the "Risk Factors" section below.

Liquidity and Capital Resources

Historically, we have utilized numerous types of assets in the development, sourcing, marketing, warehousing, distribution, and sale of our products. Most of our assets are current assets, such as cash, trade receivables, inventory, and prepaid expenses.

At the end of 2004, current assets amounted to 85 percent of total assets, compared with 72 percent at the end of 2003. As of the end of 2004, we had $14.9 million in net working capital, made up of $33.1 million in current assets, less $18.2 million in current liabilities. As of the end of 2003, we had net working capital of $25.8 million, made up of $44.4 million in current assets, less $18.5 million in current liabilities. The $10.9 million decline in net working capital from 2003 to 2004 is primarily attributable to the net effect of a reduction in net inventories of approximately $12.6 million and an increase of approximately $3.8 million in net trade receivables. The reduction in inventories is consistent with the change in our operating model, which includes a shift to 100 percent outsourcing of products from third-party manufacturers, combined with a more consumer-focused product offering and sell-in approach for the fall season of 2004. The increase in net trade receivables was mainly due to a lower returns allowance reported at the end of 2004 versus 2003. Lower returns resulted primarily from a combination of better than expected retail sale rates in some of our product lines, the initiatives to assist our customers in promoting certain products during the holiday season, and our more restrictive returns policy.

We ended 2004 with $958 thousand in cash, $9.2 million in trade receivables, net of allowances, and $20.2 million in inventory. By comparison, at the end of 2003, we had $2.0 million in cash, $5.4 million in net trade receivables, and $32.8 million in inventory. The increase in ending trade receivables, net of returns and promotions allowances, is primarily due to a lower returns reserve recorded in 2004 as compared to the previous year. As noted above, this is consistent with our new business model that includes a more customer-focused sell-in approach and a more restrictive returns policy. The reduction in inventories is a clear reflection of the changes in our supply chain processes and other changes to our business model implemented during 2004 as we transitioned our supply of goods to 100 percent outsourcing and sold a significant amount of closeout-type products.

A key element of our new operating model is the reduction of our finished goods inventory. As noted above, during 2004, we made significant progress in establishing processes to align our inventory investment with the expected demand for our products. As a result of this initiative, we were successful in selling slow-moving, closeout-type products, generating approximately $8.0 million in cash. As in previous years, we have evaluated our on-hand inventory and have taken appropriate write-downs in 2004 to value our inventory at the expected net realizable value. (See also the discussion above regarding critical accounting policies relating to inventory and Note (2) of the Notes to Consolidated Financial Statements for more information regarding our inventory.)

We reported $6.4 million in accrued expenses at the end of 2004 compared to $5.2 million at the end of 2003. The increase in accrued expenses is due primarily to the increase in restructuring charges related to the closure of our operations in Mexico and Laredo and San Antonio, Texas, which includes accruals for employee separation and noncancelable lease costs.

During 2004, we had capital expenditures of approximately $122 thousand and received proceeds of approximately $965 thousand from the disposition of assets. The disposition of assets was related to the closing of our manufacturing and distribution activities in Mexico and Laredo, Texas. Capital expenditures during 2003 were approximately $1.7 million, while proceeds from the disposition of assets totaled approximately $1.2 million. The capital expenditures in 2003 reflect the level of capital investment, which had been reflective of our prior operating and manufacturing model. The proceeds from the disposition of assets in 2003 related to the sale of our warehouse in Goldsboro, North Carolina.

2005 Liquidity

Based on the changes made during 2004 to create a lower-cost, more- efficient business model, and the CIT ABL Facility, as discussed below, we believe there should be sufficient liquidity and capital resources to fund our operations through fiscal 2005, including our anticipated restructuring costs accrued for at the end of 2004.

CIT Credit Facilities

For many years, we relied on unsecured credit agreements to satisfy our seasonal and long-term capital liquidity needs. Our former primary lending institutions, The Huntington National Bank ("Huntington") and Metropolitan Life Insurance Company ("Metropolitan") accommodated our borrowing requirements and provided us with needed liquidity, occasionally modifying provisions of the loan agreements as necessary. During 2002, we entered into a Revolving Credit Agreement ("Revolver") with Huntington to refinance the previous revolving credit agreement. As part of the Revolver, we granted Huntington and Metropolitan a security interest in substantially all of our assets to secure our obligations to Huntington under the Revolver and our obligations under our Note Agreement dated July 5, 1994, as amended, with Metropolitan ("Loan Agreement"). Largely, as a result of our significant continuing losses in 2003 and 2002, we were unable to meet a number of the financial covenants included in both the Loan Agreement and the Revolver, as amended.

On March 29, 2004, we entered into the CIT Facility. On March 30, 2004, we borrowed approximately $10.3 million under the CIT Facility to repay all outstanding indebtedness and related charges under the Revolver and terminated that agreement. In addition, on that date we borrowed approximately $2.3 million under the CIT Facility to repay all outstanding indebtedness under our Loan Agreement with Metropolitan and terminated that agreement as well.

The CIT Facility provided us with advances in a maximum amount equal to the lesser of (i) $35 million or (ii) a Borrowing Base (as defined in the CIT Facility). The CIT Facility was a discretionary facility, meaning that CIT was not contractually obligated to advance us funds.

Our obligations under the CIT Facility were secured by a first priority lien and mortgage on substantially all of our assets, including accounts receivable, inventory, intangibles, equipment, intellectual property and real estate. In addition, we pledged to CIT the stock in our U.S. wholly-owned subsidiaries and the subsidiaries guaranteed our indebtedness under the CIT Facility.

On March 31, 2005, we entered into a new asset-based financing agreement (the "CIT ABL Facility") with CIT. The CIT ABL Facility replaces the CIT Facility. The CIT ABL Facility is a two-year committed facility under which CIT is obligated to advance us funds so long as we comply with the CIT financing agreement, including satisfying covenants requiring that we meet various financial condition and financial performance requirements.

Under the CIT ABL Facility, we are required to meet various financial covenants including: (a) minimum Tangible Net Worth at the end of each fiscal quarter of 2005 and 2006; (b) negative Earnings Before Income Taxes, Depreciation, and Amortization (excluding certain extraordinary or nonrecurring gains and losses), for the two fiscal quarters ended June 30, 2005, not exceeding a specified level; (c) Minimum Net Availability at the end of each fiscal year beginning in 2005; and (d) a minimum Fixed Charge Coverage Ratio test at the end of fiscal 2005 and each 12-month period ending at the end of each fiscal quarter thereafter. The foregoing capitalized terms are defined in the CIT ABL Facility. We currently believe we can meet these financial covenants in 2005.

The CIT ABL Facility provides us with advances in a maximum amount equal to the lesser of (a) $35 million or (b) a Borrowing Base (as defined in the CIT ABL Facility). The Borrowing Base is determined by the agreement and is based primarily on the sum of (i) the amount of 80% of the receivables due under the factoring agreement, if any, and 80% of our total eligible accounts receivable; (ii) the amount of our eligible inventory; (iii) a $3.5 million overformula availability during our peak borrowing season from April through October; and (iv) a $4.0 million allowance on our eligible intellectual property from January 1 to October 31. The CIT ABL Facility includes a $3 million subfacility for CIT's guarantee of letters of credit that is counted against the maximum borrowing amount noted above.

Interest on the CIT ABL Facility is initially at a rate per annum equal to the JPMorgan Chase Bank prime rate plus 1%. In the event that we satisfy various requirements as of the end of fiscal 2005, the rate per annum may be reduced to the JPMorgan Chase Bank prime rate plus 0.5%. Each month, when our borrowing needs require inclusion of the $3.5 million overformula in the Borrowing Base, the interest rate will be increased by 0.5%.

As part of the CIT Facility, we entered into a factoring agreement with CIT, under which CIT purchased accounts receivable that met CIT's eligibility requirements. Although the CIT ABL Facility is intended to replace our current factoring arrangement with CIT, the factoring agreement will remain in effect for all accounts currently being factored under that agreement. However, going forward, the CIT ABL Facility will be the exclusive loan facility between us and CIT and no additional accounts will be factored and no further advances will be made by CIT under the factoring agreement.

The liens and mortgage that secured the original CIT Facility remain in place and have been amended and modified to secure the new CIT ABL Facility. In addition, the pledge agreement and the subsidiary guarantees entered into in connection with the original CIT Facility have also been amended to secure the new CIT ABL Facility.

Other Short-term Debt

Early in March 2004, we borrowed $2.2 million against the cash surrender value of the life insurance policies insuring our non-executive chairman. This $2.2 million indebtedness is classified as short-term notes payable in the consolidated balance sheets. At the end of 2003, our other short-term debt was $2.0 million, represented by the amount outstanding under the Revolver.

Other Matters Impacting Liquidity and Capital Resources

Off-Balance Sheet Arrangements

We have traditionally leased facilities under operating lease transactions for varying term lengths, ranging generally from three years to fifteen years, often with options for renewal. On occasion, we have also leased certain equipment utilizing operating leases. These leasing arrangements have allowed us to pay for the facilities and equipment over the time that they are utilized, rather than committing our resources initially to acquire the facilities or equipment. All leases have been accounted for as operating leases, consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases,* as amended. Our future off-balance sheet non-cancelable operating lease obligations are discussed in Note (6) of the Notes to Consolidated Financial Statements.

The following table summarizes the Company's contractual obligations for both long-term obligations that appear on our consolidated balance sheet, as recognized in our consolidated financial statements, and so-called "Off-Balance Sheet Arrangements", as discussed in the notes to our consolidated financial statements:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	Payments due by period (in thousands of dollars)				
CONTRACTUAL OBLIGATIONS: recognized on the books and records of the Company					
Short-term debt	$ 4,901	$4,901			
Long-term debt, current and non-current portions	$ 2,200	$1,721	$ 403	$ 76	None
Capital lease obligations	None				
Other long-term liabilities reflected on the consolidated balance sheet of the Company*	$15,426	*	*	*	*
CONTRACTUAL OBLIGATIONS: considered "off-balance sheet arrangements"					
Operating leases – see also Note (6) of the Notes to Consolidated Financial Statements	$ 8,353	$1,897	$2,811	$1,707	$1,938
Purchase obligations in the ordinary course of business**	$ 6,304	$6,304	None	None	None

* Other Long-Term Liabilities of the Company represent accrued cumulative future obligations under our Associate Retirement Plan of approximately $7.0 million; accrued cumulative future obligations under our Supplemental Retirement Plan of approximately $7.3 million; and accrued cumulative future obligations from employee salary withholdings under our salary deferred compensation plan of approximately $1.1 million. The timing of future cash outflows related to these obligations is not readily determinable, as it is totally dependent upon the timing of future associate retirements. Following the requirements under SFAS No. 87, *Accounting for Pensions,* as amended, during 2004 and 2003, we recorded a charge to Other Comprehensive Income to recognize the effect of actuarial assumptions and market value changes as of the September 30, 2004 and 2003 evaluation dates. The resultant effect increased the aggregate liability under the Associate Retirement Plan and the Supplemental Retirement Plan by $597 thousand and $529 thousand, in 2004 and 2003, respectively, with a correspon-ding charge to Other Comprehensive Income. In early 2004, we froze pension benefits under the Associate Retirement Plan and the Supplemental Retirement Plan effective as of April 1, 2004 and requested and obtained permission from the Internal Revenue Service to defer our 2003 contribution to the Associate Retirement Plan in the amount of approximately $1.4 million from 2004 to 2005. As a result of freezing our pension plan, we reported a related curtailment loss of approximately $1.1 million in the first quarter of 2004.

** We acquire inventory and merchandise in the ordinary course of business, issuing both purchase orders and letters of credit to acquire merchandise from suppliers. Commitments in the ordinary course of business are included above as "off-balance sheet arrangements". There are no material unusual outstanding commitments other than in the ordinary course of business.

We last paid cash dividends in 1981. We have no current plans to resume payment of cash dividends or to acquire common shares for treasury. We anticipate continuing to use our cash resources to fund the operating needs of the business.

At times we have entered into foreign currency contracts, as noted in the discussion below under the heading "Other Matters Relevant to Financial Condition and Results of Operations – *Foreign Currency Risk,*" to hedge currency risk exposures that we have identified. However, as of the end of 2004 and 2003, we had no foreign currency contracts outstanding. If outstanding, currency contracts utilized as hedges would be included as "off-balance sheet arrangements" as well.

Results of Operations

Discontinued Operations

In June 2003, we sold substantially all of our thermal products assets to a corporation formed by investors headed by a co-founder and former chief executive officer of RGB Technology, Inc., our subsidiary formerly known as Vesture Corporation ("RGB Technology"). This sale involved our Company selling certain assets and the buyer assuming certain liabilities. As partial payment for amounts owing from the buyer, the buyer delivered to us a promissory note in the principal amount of $334 thousand. The promissory note was due and payable in full on December 1, 2004. As of the end of 2003, we had reserved the full amount of this note for doubtful collection. During 2004, we received from the buyer $334 thousand mainly related to this promissory note. We recorded this payment as part of earnings from discontinued operations in the consolidated statements of operations.

As additional consideration for the assets transferred, the buyer has agreed to pay us through the year 2007 annual royalties based on a percentage of the buyer's annual sales of certain products in excess of specific thresholds. We do not expect future royalty payments, if any, to be material to our Company's overall results of operations or financial position.

With the disposal of the thermal products related assets, we have discontinued the thermal products business segment. The disposition of these assets represents a disposal of a business segment under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Accordingly, the results of this operation have been classified as discontinued and financial data for all periods has been reclassified as discontinued operations.

Selected financial data relating to the discontinued operations has been included in Note (16) of the Notes to Consolidated Financial Statements.

Restructuring Activities

As discussed above, during 2004 we developed and implemented a new operating model that caused us to undertake certain significant restructuring initiatives. These initiatives primarily included closing our manufacturing and distribution facilities in Mexico, closing our cross-dock location in Laredo, Texas, closing our operations support office in San Antonio, Texas, and reducing overhead costs in our Columbus, Ohio headquarters. As a result of these initiatives, we reduced our total number of associates by approximately 1,800. We believe the results of these initiatives have so far met the objectives of what we set out to do as part of our business plan to return to profitability. The benefits of these initiatives are evident in our 2004 fourth quarter results as we reported higher gross profit as a percent of net sales and lower operating costs as compared to the same period a year earlier, and posted our best fourth quarter earnings performance since 2001.

Prior to 2004, we undertook a number of actions designed to improve our operating performance. These actions spanned a variety of operations affecting the manufacturing and distribution of products for our domestic and international customers. As reflected in previous years' results and discussed below in the comparison of results of operations from 2003 to 2002, these actions proved to be inadequate and fell short of achieving the desired results, which gave rise to the need to implement a new business model in 2004.

Results of Continuing Operations

2004 Sales and Continuing Operations Compared with 2003

We operate in two different business segments: "Barry Comfort North America", which manufactures and markets at- and around-the-home comfort footwear for sale in North America; and "Barry Comfort Europe", which markets footwear principally in Western Europe. See also Note (14) of the Notes to Consolidated Financial Statements for a breakdown of net sales by geographic region and by segment of our operations.

During 2004, net sales from continuing operations totaled $104.4 million, a decrease of approximately 15.2 percent from 2003. Net sales for Barry Comfort North America decreased 15.5 percent in 2004 to $96.3 million from $113.9 million in 2003. The decrease in net sales for Barry Comfort North America occurred principally among our department store customers and reflects in part the initiatives undertaken in 2004 to build a new operating model by simplifying our product offering and servicing a core of key customers profitably. The decrease in net sales was also due to the negative impact of customer concerns regarding our liquidity challenges in early 2004, their adverse reaction to our more restrictive returns policy, and competition from in-store private label programs. We intend to continue to examine our internal processes and undertake the necessary initiatives to provide new styling of our comfort footwear, with continued focus on fresh product, delivered complete and on-time to our customers.

Net sales for Barry Comfort Europe decreased to $8.1 million in 2004 from $9.3 million in 2003. The decrease in net sales in Europe was primarily due to a reduction of business within the export channels of our Fargeot subsidiary. This decrease primarily resulted from the strengthening of the Euro currency as compared to the dollar and other world currencies.

Gross profit in 2004 decreased to approximately $37.3 million from $42.7 million in 2003. Gross profit as a percent of net sales increased to 35.8 percent in 2004, compared to 34.7 percent in 2003. The increase in gross profit as a percent of net sales is due primarily to the benefit of lower cost purchases from third-party suppliers of outsourced goods. The benefit of lower cost purchases began to reflect itself during the second half of the year and even more so in the last quarter of 2004. As a result of our closing operations in Mexico, we became dependent upon third-party manufacturers and now outsource 100 percent of our product needs. As part of the new model, we expect to be more cost competitive and to improve our gross profit percent performance in the future.

Selling, general and administrative ("SG&A") expenses declined significantly by $9 million in 2004 to $39.2 million, compared with $48.2 million in 2003. The decrease occurred primarily in three of our key business expense areas noted as follows. First, approximately $3.6 million of the total year-on-year reduction in SG&A expenses occurred in our selling and marketing expense areas and was consistent with our new operating business model to be more customer-specific in our selling activities. Second, approximately $3.4 million of the decline in SG&A expenses from 2003 was related to our closing of the support operations office in San Antonio, Texas. Lastly, approximately $1.8 million of the reduction in SG&A expenses was in shipping expenses and was also the result of our overall decision to exit manufacturing, distribution, and operations support activities in Mexico and Laredo, Texas.

Restructuring and asset impairment charges recognized in 2004 amounted to $17.3 million compared with $2.6 million recognized in 2003. The significant increase in restructuring and asset impairment charges resulted primarily from the initiatives undertaken in 2004 to close all manufacturing and distribution facilities in Mexico and Laredo, Texas. These charges primarily include about $7.1 million in asset impairment charges, of which $4.2 million were impairment charges on our property, plant and equipment and approximately $2.7 million were impairment costs related to the unamortized duty acceleration balance, as discussed under the Acceleration of NAFTA Tariff Reduction section below. Furthermore, the 2004 restructuring and asset impairment charges include about $4.2 million for employee separation costs; approximately $3.3 million in non-cancelable lease costs; and approximately $2.7 million reported in other exit costs. See also Note (15) of the Notes to Consolidated Financial Statements. In 2005, we do not expect to incur significant restructuring and asset impairment charges related to new activities.

Net interest expense decreased slightly in 2004 to $1.3 million from $1.4 million in 2003. The daily average seasonal borrowings outstanding under the CIT Facility and the Revolver decreased to $16.3 million in 2004 from $19.5 million in 2003 under the Revolver. The weighted-average interest rate on short-term borrowings in 2004 increased to 5.2 percent from 3.9 percent in 2003, reflecting a general increase in market rates and the change in our lending arrangements with CIT.

Our operating results from continuing operations for 2004 reflect the results of several initiatives to develop and establish a new operating model. Our business model transformation clearly came at a substantial cost in both dollars and human resources. The pre-tax loss from continuing operations increased to $20.1 million in 2004 from a pre-tax loss of $9.3 million a year earlier. We recognized a tax expense of $123 thousand, primarily foreign taxes incurred by our subsidiaries in Mexico through most of 2004. In 2003, our tax expense was approximately $10.1 million and was mostly related to the valuation allowance established in that year against the deferred tax assets. See also Note (7) of the Notes to Consolidated Financial Statements.

Our net loss from continuing operations was $20.2 million in 2004 as compared to $19.4 million loss from continuing operations a year earlier.

During 2004, we received from Vesture's buyer $334 thousand mainly related to the promissory note as final payment on the earlier sale of that business. During 2003, we reported a net loss from discontinued operations of approximately $2.3 million. Including earnings from discontinued operations, we reported a total net loss of $19.9 million in 2004 compared with a total net loss of $21.7 million in 2003.

2003 Sales and Continuing Operations Compared with 2002

During 2003, net sales totaled $123.1 million, an increase of 3.4 percent from net sales of $119.0 million in 2002. Net sales in Barry Comfort North America increased in 2003 to $113.9 million from $109.2 million in 2002, while net sales in Barry Comfort Europe decreased in 2003 to $9.3 million from $9.8 million in 2002. The increase in Barry Comfort North America occurred principally among our mass merchandising customers, with about one-third of that increase attributable to our largest customer - Wal-Mart Stores, Inc. The decrease in Barry Europe was primarily due to the change in our method of operations in Europe in early 2003 to a distributor/license agreement with a British footwear and apparel firm.

Gross profit increased slightly in 2003 to $42.7 million from $41.4 million a year earlier. As a percentage of net sales, gross profit remained relatively constant at 34.7 percent in 2003 and 34.8 percent a year earlier. The benefits realized in 2003 as a result of the restructuring activities over the prior several years were offset by increased manufacturing variances incurred during 2003, and the need to increase inventory write-downs recorded at the end of 2003. As noted in Note (2) of the Notes to the Consolidated Financial Statements, total inventory write-downs increased by $2.3 million during 2003.

Selling, general and administrative expenses decreased during 2003 by approximately $2.2 million to $48.2 million from $50.4 million a year earlier. Most of this decrease was represented in the marketing and administrative areas. Selling expenses in 2003 were relatively flat when compared to those incurred in 2002. We estimate that expenses incurred in shipping and distribution increased during the third and fourth quarters of 2003 by approximately $2.0 million due to the additional amount of inventory on-hand during the second half of that year.

Restructuring expenses and asset impairment charges recognized in 2003 reported as part of continuing operations amounted to approximately $2.6 million compared to approximately $2.8 million in 2002. The charges recognized in 2003 were related primarily to the goodwill impairment loss on our Fargeot subsidiary. The 2002 restructuring expenses and impairment charges were principally employee separation costs resulting from several reorganization actions including reduction in sewing operations in Nuevo Laredo, Mexico, reduction in our sales and operations staff; and closure of our distribution facility in Goldsboro, North Carolina.

Net interest expense increased to $1.4 million in 2003 from $1.3 million in 2002. During 2003, we relied more heavily on the Revolver to fund the daily operations of the business. The daily average seasonal borrowings outstanding under the Revolver increased to $19.5 million in 2003 from $11.9 million a year earlier. The weighted-average interest rate on short-term bank borrowings in 2003 decreased slightly to 3.9 percent from 4.1 percent in 2002, reflecting the general decline in short-term market related interest rates year-on-year.

Our pre-tax loss from continuing operations decreased to $9.3 million in 2003 from $12.3 million a year earlier. Even though we were unprofitable in 2003, we recorded a tax expense of $10.1 million, primarily as a consequence of providing a valuation allowance of $13.8 million against our deferred tax assets. Our total net loss for 2003 and 2002 was approximately $21.7 million and approximately $12.0 million, respectively.

Other Matters Relevant to Financial Condition and Results of Operations

Acceleration of NAFTA Tariff Reductions

Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year, until the scheduled complete elimination on January 1, 2008. With the assistance of two consulting firms, we were successful in accelerating the elimination of these duties and agreed to pay an aggregate amount of approximately $6.3 million, most of which is payable quarterly through 2005.

We computed the discounted cost associated with these future payments to be approximately $5.3 million, which was to be recognized through cost of sales, proportionately over the years 2002 to 2007. This recognition was based on the estimated benefit of duty elimination on our products as produced and projected to be produced in Mexico over this six-year period. Consistent with our method, in the first quarter of 2004, the year 2003 and the year 2002, we recognized approximately $251 thousand, $1.5 million and $873 thousand, respectively, of these costs and reported them within cost of sales. The unamortized balance of approximately $2.9 million and $4.4 million was reported at the end of 2003 and 2002, respectively, and included in the "Other Assets" section of our consolidated balance sheet. This asset classification was consistent with projected realization of the duty elimination benefits and expected recognition of those costs over the remaining years through 2007. As a result of our decision to discontinue manufacturing operations during the first quarter 2004, the remaining unamortized balance of these costs, or approximately $2.7 million, was recognized as an impairment loss and reported within restructuring and asset impairment charges in the consolidated statements of operations reported for that period.

Foreign Currency Risk

A substantial portion of our sales were conducted in North America and denominated in US Dollars during 2004. For any significant sales transactions denominated in other than US Dollars, our established policy guidelines require us to hedge against currency exposure on a short-term basis, using foreign exchange contracts as a means to protect ourselves from fluctuations. At the end of fiscal 2004 and 2003, there were no such foreign exchange contracts outstanding.

Most of our product is purchased from third party manufacturers in China. While our business is conducted in US Dollars, should there be a change in the valuation of the Chinese Renminbi, the cost structure of our suppliers could change. A revaluation of the Renminbi could result in an increase in the costs of our products, depending upon the competitive environment and the availability of alternative suppliers.

License Agreement for European Distribution

Early in January 2003, we entered into a five-year licensing agreement for the sale and marketing of our slipper products with a British footwear and apparel firm. This distributor-type license agreement allows us to continue servicing the soft washable footwear market in Europe without incurring overhead costs in support of our own selling, warehousing, and distribution operations as we once had in the mid-1990's. We do not expect the annual royalty fees resulting from this agreement to be significant to the overall operations of our business. We continue to maintain our Fargeot footwear subsidiary, which operates in southern France. Fargeot is not part of this license agreement.

"30-day Letter" from the Internal Revenue Service

On June 8, 2004, we received a "30-day letter" from the Internal Revenue Service ("IRS") proposing certain adjustments which, if sustained, would result in an additional tax obligation approximating $4.0 million plus interest. The proposed adjustments relate to the years 1998 through 2002. Substantially all of the proposed adjustments relate to the timing of certain deductions taken during that period. On July 7, 2004, we submitted to the IRS a letter protesting the proposed adjustments, and reiterating our position. We intend to vigorously contest the proposed adjustments by the IRS. In our opinion, the resolution of these matters is not expected to have a material adverse effect on our Company's financial position or results of operations.

Forward-looking Statements

Some of the information in this Annual Report to Shareholders contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," or similar words. These statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, are based upon our current plans and strategies and reflect our current assessment of the risks and uncertainties related to our business. You should read statements that contain forward-looking statements carefully because they (1) discuss our future expectations; (2) contain projections of our future results of operations or of our future financial conditions; or (3) state other "forward-looking" information. The risk factors described below, as well as any other cautionary language in this Annual Report to Shareholders, give examples of the types of uncertainties that may cause our actual performance to differ materially from the expectations we describe in our forward-looking statements. You should know that if the events described in this section and elsewhere in this Annual Report to Shareholders occur, they could have a material adverse effect on our business, operating results and financial condition.

The following are the most significant risk factors in our business.

Risk Factors

- The Company's ability to continue sourcing products from outside North America without negatively impacting delivery times or product quality under its new business model.
- The ability of the Company to meet certain minimum covenants regarding its financial condition and financial performance requirements as described in the CIT ABL Facility. While we believe we can comply with such covenants in 2005, our ability to do so assumes that (i) the cost benefits of our new business model continue in 2005; (ii) we experience no major loss of customers; and (iii) the Company continues to be able to source products without incurring substantial unplanned costs.
- The Company's ability to maintain its inventory levels in accordance with its plans and achieve adequate levels of working capital.
- The continued demand for the Company's products by its customers and consumers, especially during the critical holiday season.
- The ability of the Company to successfully compete on quality, fashion, service, selection, and price.
- The ability of the Company to finalize the exiting of certain lease obligations related to our distribution facilities in Nuevo Laredo, Mexico and Laredo, Texas and our former office in San Antonio, Texas without incurring substantial unplanned costs or experiencing unforeseen difficulties.
- The Company's ability to resolve its dispute with the IRS, as described above, without incurring substantial liability.
- The impact of competition on the Company's market share.
- The ability of the Company to retain key executives and successfully manage a succession plan for members of its senior management.

	January 1, 2005	January 3, 2004
	(in thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 958	$ 2,012
Accounts receivable:		
Trade (less allowance for doubtful receivables, returns and promotions of $12,095 and $18,494, respectively)	9,244	5,403
Other	897	1,715
Inventory	20,192	32,797
Prepaid expenses	1,791	2,452
Total current assets	33,082	44,379
Property, plant and equipment, at cost	13,705	35,274
Less accumulated depreciation and amortization	10,987	25,905
Net property, plant and equipment	2,718	9,369
Other assets	3,292	7,532
Total assets	$39,092	$61,280
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term notes payable	$ 4,901	$ 2,000
Current installments of long-term debt	1,721	3,869
Accounts payable	5,200	7,484
Accrued expenses	6,387	5,180
Total current liabilities	18,209	18,533
Accrued retirement cost, excluding current liability	14,304	13,619
Long-term debt, excluding current installments	479	2,141
Other	1,122	1,222
Total liabilities	34,114	35,515
Minority interest	—	378
Shareholders' equity:		
Preferred shares, $1 par value per share. Authorized 3,775 Class A shares, 225 Series I Junior Participating Class A shares, and 1,000 Class B shares; none issued	—	—
Common shares, $1 par value per share. Authorized 22,500 shares; issued and outstanding 9,836 and 9,834 shares (excluding treasury shares of 910 and 912)	9,836	9,834
Additional capital in excess of par value	12,851	12,851
Deferred compensation	(19)	(84)
Accumulated other comprehensive loss	(3,981)	(3,370)
Retained earnings (deficit)	(13,709)	6,156
Net shareholders' equity	4,978	25,387
Total liabilities and net shareholders' equity	$39,092	$61,280

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

R.G. Barry Corporation and Subsidiaries

	2004	2003	2002
		(in thousands, except per share data)	
Net sales	$104,404	$123,137	$119,024
Cost of sales	67,065	80,427	77,597
Gross profit	37,339	42,710	41,427
Selling, general and administrative expenses	39,200	48,163	50,360
Restructuring and asset impairment charges	17,341	2,563	2,837
Operating loss	(19,202)	(8,016)	(11,770)
Other income	419	151	800
Interest expense, net of interest income of $40 in 2002	(1,292)	(1,418)	(1,346)
Loss from continuing operations, before income tax and minority interest	(20,075)	(9,283)	(12,316)
Income tax (expense) benefit	(123)	(10,096)	4,191
Minority interest in income of consolidated subsidiaries, net of tax	(1)	(17)	(25)
Loss from continuing operations	$(20,199)	$(19,396)	$ (8,150)
Earnings (loss) from discontinued operations, net of income taxes (including a $223 loss on disposal in 2003)	334	(2,310)	(3,730)
Net loss	(19,865)	(21,706)	(11,880)
Loss per common share: continuing operations			
Basic	$ (2.05)	$ (1.97)	$ (0.84)
Diluted	$ (2.05)	$ (1.97)	$ (0.84)
Loss per common share: discontinued operations			
Basic	$ 0.03	$ (0.24)	$ (0.39)
Diluted	$ 0.03	$ (0.24)	$ (0.39)
Loss per common share: total			
Basic	$ (2.02)	$ (2.21)	$ (1.23)
Diluted	$ (2.02)	$ (2.21)	$ (1.23)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

R.G. Barry Corporation and Subsidiaries

	Common shares	Additional capital in excess of par value	Deferred compen-sation	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Net shareholders' equity
				(in thousands)		
Balance at December 29, 2001	$9,376	$12,093	$(331)	$ (495)	$ 39,742	$ 60,385
Comprehensive loss:						
Net loss	—	—	—	—	(11,880)	(11,880)
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	559	—	559
Pension liability charge, net of $(1,878) deferred income taxes	—	—	—	(3,135)	—	(3,135)
Total comprehensive loss	—	—	—	—	—	(14,456)
Amortization of deferred compensation	—	—	131	—	—	131
Stock options and warrants exercised	430	698				1,128
Balance at December 28, 2002	$9,806	$12,791	$(200)	$(3,071)	$ 27,862	$ 47,188
Comprehensive loss:						
Net loss	—	—	—	—	(21,706)	(21,706)
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	231	—	231
Pension liability charge	—	—	—	(530)	—	(530)
Total comprehensive loss	—	—	—	—	—	(22,005)
Amortization of deferred compensation	—	—	116	—	—	116
Stock options exercised	28	60	—	—	—	88
Balance at January 3, 2004	$9,834	$12,851	$ (84)	$(3,370)	$ 6,156	$ 25,387
Comprehensive loss:						
Net loss	—	—	—	—	(19,865)	(19,865)
Other comprehensive loss:						
Foreign currency translation adjustment	—	—	—	(14)	—	(14)
Pension liability charge	—	—	—	(597)	—	(597)
Total comprehensive loss	—	—	—	—	—	(20,476)
Amortization of deferred compensation	—	—	65	—	—	65
Stock options exercised	2	—	—	—	—	2
Balance at January 1, 2005	$9,836	$12,851	$ (19)	$(3,981)	$(13,709)	$ 4,978

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

R.G. Barry Corporation and Subsidiaries

	2004	2003 (in thousands)	2002
Cash flows from operating activities:			
Net loss	$(19,865)	$(21,706)	$(11,880)
Net (earnings) loss from discontinued operations, net of tax benefit	(334)	2,310	3,730
Net loss from continuing operations	(20,199)	(19,396)	(8,150)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization of property, plant and equipment	1,336	1,762	1,779
Deferred income tax and valuation adjustment expense (benefit)	—	9,841	(1,714)
Restructuring and impairment non-cash losses	7,156	—	226
Loss on disposal of property, plant and equipment	26	390	271
Impairment loss on goodwill	—	2,363	—
Amortization of deferred compensation	65	116	131
Minority interest in income of consolidated subsidiaries, net of tax	1	17	25
Changes in:			
Accounts receivable	(2,850)	3,463	4,003
Inventory	12,778	(212)	2,003
Recoverable income taxes	—	4,934	(4,934)
Prepaid expenses and other assets	836	(2,147)	(3,785)
Accounts payable	(2,128)	(3,192)	2,923
Accrued expenses	(972)	(2,166)	2,406
Accrued retirement cost, net	1,235	1,172	768
Other liabilities	169	(1,049)	149
Net cash used in continuing operations	(2,547)	(4,104)	(3,899)
Net cash provided by (used in) discontinued operations	(216)	1,144	(1,931)
Net cash used in operating activities	(2,763)	(2,960)	(5,830)
Cash flows from investing activities:			
Purchase of property, plant and equipment	(122)	(1,662)	(2,373)
Proceeds from disposal of property, plant and equipment	965	1,168	8
Net cash provided by (used in) investing activities	843	(494)	(2,365)
Cash flows from financing activities:			
Additions to short-term and long-term debt	2,538	2,000	5,092
Repayment of long-term debt	(1,683)	(3,546)	(3,416)
Proceeds from shares issued	2	88	1,128
Net cash provided by (used in) financing activities	857	(1,458)	2,804
Effect of exchange rates on cash	9	43	14
Net decrease in cash	(1,054)	(4,869)	(5,377)
Cash and cash equivalents at beginning of year	2,012	6,881	12,258
Cash and cash equivalents at end of year	$ 958	$ 2,012	$ 6,881
Supplemental cash flow disclosures:			
Interest paid	$ 1,199	$ 1,526	$ 1,223
Income taxes paid (recovered), net	$ 28	$ (4,644)	$ 723

See accompanying notes to consolidated financial statements.

(Dollar amounts in thousands, except for per share data)

(1) Summary of Significant Accounting Policies

a) Operations

R.G. Barry Corporation (the "Company") is primarily a United States-based corporation with a small operation in France. The Company's principal line of business is the design, purchase, and distribution of comfort products for at- and around-the-home. The predominant market for the Company's products is North America. Products are sold primarily to department stores, chain stores, and mass merchandisers.

The Company owns a French company, Escapade S.A. and its Fargeot et Compagnie, S.A. subsidiary (collectively, "Fargeot"). An 80% ownership interest in the Fargeot was purchased in 1999 and the underlying purchase agreement included put and call options for the purchase of the remaining 20% of the Fargeot shares. The minority interest owner could put his shares to the Company for a period of five years after July 22, 2004 at a fair value determined by the purchase agreement. Similarly, the Company could call the remaining shares through July 22, 2009 on the same basis. During November 2004, the minority interest owner exercised his put option, and the Company acquired the remaining 20% ownership interest. As a result of this action, the fair value of Fargeot's assets acquired less the liabilities assumed exceeded the acquisition cost ("negative goodwill") by $100 on the elimination of the minority interest. After determining that no impairment loss existed based on estimates using projected net present value of cash flows, negative goodwill was applied as an proportional offset to the carrying book basis of property, plant and equipment assets of the subsidiary. The treatment of negative goodwill on this step acquisition is pursuant to provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations.*

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest of 20% in Fargeot existed up to end of November 2004, when that interest was purchased by the Company. Through November 2004, the minority interest was presented on an after-tax basis in the Company's consolidated financial statements.

The Company maintains its accounts on a 52–53 week fiscal year ending on the Saturday nearest December 31.

c) Cash Equivalents

Investments with maturities of three months or less at the date of acquisition are considered cash equivalents. There were no balances maintained in such investments as of the end of fiscal 2004 or fiscal 2003.

d) Inventory

Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis (see Note 2).

e) Depreciation and Amortization

Depreciation and amortization expense has been provided substantially using the straight-line method over the estimated useful lives of the assets.

f) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is governed by SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 mandated the discontinuance of goodwill amortization effective with the 2002 year and requires an annual evaluation of goodwill to determine and recognize what, if any, impairment of goodwill should be recorded. The annual evaluation for impairment was done in the second quarter of each year and updated in the event of any major events or changes should they occur later in the year. The evaluation of goodwill was made with no impairment adjustment required for the 2002 year.

As a consequence of changes occurring throughout the Company, management determined that it was appropriate to reassess the value of these assets as of the end of 2003. Based on its reassessment at the end of 2003 of the present and projected long-term business environment for its then 80% owned Fargeot subsidiary, the Company determined that the goodwill value related to its purchase of the 80% ownership was impaired. In making this determination, the Company approximated fair value through the use of projected future cash flows and net present value analysis for this business unit. Accordingly, an impairment loss of $2,363 was recorded in 2003.

No Goodwill existed during 2004, and, accordingly, no annual evaluation was necessary.

g) Trademarks and Patents

The Company incurs costs in obtaining and perfecting trademarks and patents related to the Company's products and production related processes. These costs are generally amortized over a period subsequent to acquisition not to exceed 5 years and are evaluated for impairment on an annual basis as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

(Dollar amounts in thousands, except for per share data)

h) Revenue Recognition

The Company recognizes revenue when the goods are shipped to customers and customers take ownership, assuming risk of loss, with adequate allowance made for anticipated sales returns. The Company bases its allowance for sales returns on current and historical trends and experience. Any promotional allowances granted to customers are accrued and recognized at the time when the underlying goods are shipped.

i) Distribution and Warehousing Costs

Distribution and warehousing costs for finished product, including occupancy, are classified within selling, general and administrative expenses in the consolidated statements of operations. These costs amounted to $11,328, $13,481 and $13,113, respectively, for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002.

j) Assignment of Customer Receivables

The Company entered into an agreement with its principal lender during fiscal 2004, under which the Company assigned and transferred customer receivables to its lender, with limited exceptions, and for which the lender effectively guaranteed collection in the event of subsequent customer bankruptcy. All customer claims or deductions against these assigned accounts are with recourse to the Company for ultimate resolutions.

This transaction was evaluated using criteria under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* and the assignment of accounts was deemed not to be a sale of financial assets, and has been accounted for as a secured borrowing.

k) Advertising and Promotion

The Company has certain programs in place to advertise and promote the sale of its products. The Company expenses the costs of advertising and promotion as incurred. For the fiscal years ended January 1, 2005, January 3, 2004, and December 28, 2002, advertising and promotion expenses in continuing operations of $1,928, $2,677, and $3,540, respectively, are included in selling, general and administrative expenses in the consolidated statements of operations as required by accounting principles generally accepted ("GAAP") in the United States.

l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income or with any applicable net operating loss carryforward period thereafter, during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred items, projected future taxable income, and tax planning strategies in making this assessment.

m) Per-Share Information

The computation of basic loss per common share is based on the weighted average number of outstanding common shares during the period. Diluted earnings per common share includes those weighted average common shares as well as, when their effect is dilutive, potential common shares consisting of certain common shares subject to stock options and the stock purchase plan. Diluted loss per common share does not include the impact of potential common shares due to their antidilutive effect.

n) Comprehensive Income

Comprehensive income (loss) consists of net loss, foreign currency translation adjustments and pension liability adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income.

o) Translation of Foreign Currency Financial Statements

Assets and liabilities of foreign operations have been translated into United States dollars at the applicable rates of exchange in effect at the end of each period. Revenues, expenses, and cash flows have been translated at the applicable weighted average rates of exchange in effect during each period.

(Dollar amounts in thousands, except for per share data)

p) Shareholders' Equity

The Company has various stock option plans, under which the Company granted incentive stock options and nonqualified stock options exercisable for periods of up to 10 years from the date of grant at prices not less than fair market value at the date of grant. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, to require prominent disclosures in annual and interim financial statements about the method of accounting for stock-based compensation and the effect in measuring compensation expense. The disclosure requirements of SFAS No. 148 are effective for periods beginning after December 15, 2002.

The Company has elected to use the intrinsic value method, in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, to apply the current accounting rules under Accounting Principles Board ("APB") Opinion No. 25 and related interpretations, including FASB Interpretation No. 44 *(Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25)* in accounting for employee stock options and accordingly, we have presented the disclosure only information as required by SFAS No. 123 (see Note 10).

Had the Company elected to determine compensation cost based on the fair value at the grant date, as prescribed by SFAS No. 123, the Company's net loss would have been the proforma results shown below:

	2004	2003	2002
Net loss:			
As reported	$(19,865)	$(21,706)	$(11,880)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(602)	(672)	(1,081)
Pro forma	(20,467)	(22,378)	(12,961)
Net loss per share:			
Basic – as reported	(2.02)	(2.21)	(1.23)
Basic – pro forma	(2.08)	(2.28)	(1.34)
Diluted – as reported	(2.02)	(2.21)	(1.23)
Diluted – pro forma	(2.08)	(2.28)	(1.34)

Using the Black-Scholes option pricing model, the per-share, weighted-average fair value of stock options granted during 2004, 2003, and 2002, was $1.14, $1.72, and $3.07, respectively, on the date of grant. The assumptions used in estimating the fair value of the options as of January 1, 2005 and January 3, 2004 were:

	January 1, 2005	January 3, 2004
Expected dividend yield	0%	0%
Expected volatility	60%	50%
Risk-free interest rate	3%	3%
Expected life – ISO grants	6 years	6 years
Expected life – nonqualified grants	2–8 years	8 years

q) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

r) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, as reported in the financial statements, approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in Note 5.

(Dollar amounts in thousands, except for per share data)

s) **Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of**
The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets held and used and long-lived assets held for disposal be measured at the lower of book value or fair market value less costs of disposal. Fair value is determined using the present value of estimated net cash flows or comparable market values. In addition, SFAS No. 144 expands the scope of discontinued operations to include all operations of an entity with operations that can be separated from the rest of the business and that will be eliminated in a disposal transaction.

t) **Allowances Granted to Resellers**
In April 2001, the Emerging Issues Task Force ("EITF") reached a consensus on issues 2 and 3 within *EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* This EITF is codified as *EITF 01-9, Accounting for Consideration given by a Vendor to a Customer (including a Reseller of the Vendor's Products).* This EITF addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense. This EITF was effective in 2002 and upon adoption, prior periods presented for comparative purposes were reclassified. Application of this EITF resulted in a reduction of Company's net sales of approximately $10,534, $11,055, and $13,195 for fiscal years 2004, 2003, and 2002, respectively.

u) **Duty Acceleration Costs Recognition**
Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until elimination on January 1, 2008. With the assistance of two firms, the Company was successful in accelerating the elimination of these duties and agreed to pay an aggregate of about $6,250, most of which is payable in quarterly installments through 2005.

The discounted cost associated with these future payments was $5,291 and was being recognized through cost of sales proportionately over the years 2002 to 2007 based on the estimated benefit of duty elimination on Company product as produced and projected to be produced in Mexico over this six-year period. In the first quarter of fiscal 2004, fiscal years 2003 and 2002, $251, $1,473 and $873, respectively, of these costs have been recognized within cost of sales. The unamortized balance of $2,945 and $4,418 was included in the consolidated balance sheet in other assets for 2003 and 2002, respectively, and this asset classification was consistent with projected realization of the duty elimination benefits and expected recognition of those costs over the remaining years through 2007.

With its decision to discontinue manufacturing operations during the first quarter 2004, the remaining unamortized balance of these costs was recognized as an impairment loss of $2,694.

v) **Recently Issued Accounting Standards**
In late 2004, the FASB issued SFAS No. 151, *Inventory Costs—an Amendment of ARB No. 43, Chapter 4,* and SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29.* Both standards go into effect for fiscal years beginning after July 15, 2005. With both of these issued but not yet effective pronouncements, the Company does not anticipate any material impact in adopting these standards in its reporting results of operations or of the statement of financial position.

SFAS No. 151 provides specific definition to the term "abnormal costs", as used in previous accounting standards in inventory reporting under Accounting Research Bulletin 43. Such abnormal costs, with specific definitions now provided under the standard, must be recognized in period expense and not included in the valuation of inventory.

SFAS No. 153 modifies APB Opinion No. 129 to require the use of fair value of assets exchanged involved in an exchange of productive use assets, and limits the exception to the use of fair value only to situations involving asset exchanges that do not have commercial substance.

SFAS No. 123R (Revised), *Share Based Payments,* has been issued to take effect in the first interim period after July 15, 2005. This standard will incorporate into reported results, a measure of expense for share based compensation. This standard effectively requires the same reporting approach for all companies in this area. The Company under this standard has alternative implementation options as to how to present prior period information, either as restated results on prior interim period, and/or restatement of prior years, or by reference to prior period proforma footnote disclosures. The Company intends to implement this Standard prospectively, with reference to prior period proforma disclosures. The Company has not determined what the impact of implementation of this Standard will be on its results of operations.

(Dollar amounts in thousands, except for per share data)

(2) Inventory

Inventory by category consists of the following:

	January 1, 2005	January 3, 2004
Raw materials	$ 1,031	$ 3,711
Work in process	202	615
Finished goods	18,959	28,471
Inventory	$20,192	$32,797

Inventory is presented net of raw material write-downs of $42, and $2,839, in fiscal years 2004 and 2003, respectively, and finished goods write-downs of $1,515 and $3,022 in fiscal years 2004 and 2003, respectively. Write-downs, recognized as a part of cost of sales for continuing operations, amounted to $2,092, $5,445 and $1,729 in fiscal years 2004, 2003 and 2002 respectively.

(3) Property, Plant and Equipment

Property, plant and equipment at cost consists of the following:

	January 1, 2005	January 3, 2004	Estimated life in years
Land and improvements	$ 422	$ 434	8–15
Buildings and improvements	3,175	3,244	40–50
Machinery and equipment	7,946	23,978	3–10
Leasehold improvements	2,162	7,212	5–20
Construction in progress	—	406	
Total property, plant and equipment	$13,705	$35,274	

(4) Intangible Trademark and Patent Assets

These assets include the following:

	January 1, 2005	January 3, 2004
Trademarks and patents, at cost	$318	$702
Less accumulated amortization	101	298
Trademarks and patents, net	$217	$404

The Company has recognized trademark and patent amortization expense of $75 in 2004, $111 in 2003, and $118 in 2002, which is included within selling, general, and administrative expenses.

During the first quarter of 2004, with its decision to eliminate manufacturing activities, the Company recognized $194 in impairment loss on remaining unamortized manufacturing related patent costs, where no future benefit existed. The Company determined full impairment existed, without any effective recovery of remaining unamortized cost on these specific manufacturing related patents.

In addition, the Company recognized an impairment loss of $226 on thermal product trademarks and patents in 2002. Based on the Company's methods, remaining net trademark and patent cost will be recognized as amortization expense of $64, $60, $47, $32, and $14, respectively, for each of the next 5 years. This expense recognition would accelerate should circumstances change and an impairment be determined for trademarks or patents with remaining value.

(Dollar amounts in thousands, except for per share data)

(5) Short-term Notes Payable and Long-term Debt

Prior to March 29, 2004, the Company had in place various revolving credit agreements with The Huntington National Bank (collectively the "Revolver"). On March 29, 2004, the Company entered into a new financing agreement with CIT Group/Commercial Services, Inc. (the "CIT Facility"), to replace the financing provided by the Revolver.

The CIT Facility provides the Company with advances in a maximum amount equal to the lesser of (i) $35 million or (ii) a Borrowing Base, as defined in the CIT Facility. The CIT Facility is a discretionary facility, which means that CIT is not contractually obligated to advance funds. The Borrowing Base, which is determined by CIT in its sole discretion, is determined on the basis of a number of factors, including the amount of eligible accounts receivable and the amount of qualifying inventory, subject to the right of CIT to establish reserves against availability as it deems necessary. The CIT Facility also includes a $3 million subfacility for the issuance of letters of credit that is counted against the maximum borrowing amount discussed above.

On March 4, 2004 and continuing throughout fiscal 2004, the Company borrowed $2,200 against the cash surrender value of life insurance policies that the Company maintains on its non-executive chairman. See also Note 13.

On March 30, 2004, the Company borrowed under the CIT Facility approximately $10,300 to repay all outstanding indebtedness under the Revolver and terminated the Revolver. On the same date, the Company borrowed approximately $2,300 under the CIT Facility to repay all outstanding indebtedness under the 9.7% long-term note with the Metropolitan Life Insurance Company (the "Met Loan") and terminated that agreement.

Obligations under the CIT Facility are secured by a first priority lien and mortgage on substantially all of the Company's assets, including accounts receivable, inventory, intangibles, equipment, intellectual property and real estate. In addition, the Company granted to CIT a pledge of the stock in its wholly-owned subsidiaries. The subsidiaries have guaranteed the Company's indebtedness under the CIT Facility.

At January 1, 2005, short-term notes payable of $4,901, consist of short-term indebtedness of $1,947 under the CIT Facility, with an interest rate at 1% over prime or 6.25% at January 1, 2005, $2,200 short-term borrowings against the cash surrender value of life insurance policy loans with an interest rate of 3.25%, and $754 under an unsecured bank overdraft arrangement carried by the French banks of Fargeot. At January 3, 2004, short-term note payable of $2,000 consisted of indebtedness under the Revolver, with an interest rate of 3.9%.

Effective January 1, 2002, the 15% duties imposed by the United States on slippers coming from Mexico were eliminated. The duties had been scheduled for reduction at the rate of 2.5% per year until elimination on January 1, 2008. The Company was successful in accelerating the elimination of these duties and agreed to pay two firms that assisted in the process, an aggregate of $6,250, most of which is payable in quarterly installments through December 2005. Reflected in current installments is $1,428, which represents the present value, discounted at 8%, of the remaining quarterly installments. The quarterly obligations due are subordinated to all other Company obligations. The carrying value of the remaining obligation approximates fair value based on current rates for borrowings with comparable maturities.

The Company has estimated the fair value of its long-term debt based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms.

The other notes, issued in January 2000, require quarterly interest and principal payments, which commenced in 2000 and end in 2009. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at January 1, 2005, the interest rate on these notes was 5.5%. The carrying value of other notes approximates fair value based on current rates for borrowings with comparable maturities.

Long-term debt consists of the following:

	January 1, 2005	January 3, 2004
9.7% note, due July 2004	$ —	$2,142
Subordinated obligation	1,428	2,747
Other notes	772	1,121
	2,200	6,010
Less current installments	1,721	3,869
Long-term debt, excluding current installments	$ 479	$2,141

(Dollar amounts in thousands, except for per share data)

The aggregate minimum principal maturities of the long-term debt for each of the next five years following January 1, 2005 are as follows:

2005	$1,721
2006	307
2007	96
2008	52
2009	24
	$2,200

The CIT Facility places no restrictions on the Company's ability to pay cash dividends. The Company last paid cash dividends in 1981 and has no current intention to pay cash dividends.

(6) Lease Commitments

The Company occupies certain manufacturing, warehousing, operating, and sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at January 1, 2005 is as follows.

2005	$1,897
2006	1,548
2007	1,263
2008	841
2009	866
2010–2011	1,938
	$8,353

Substantially all of these operating lease agreements are renewable for periods of 3 to 5 years and require the Company to pay insurance, taxes, and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in fiscal 2004, 2003, and 2002, for continuing operations amounted to $5,792, $6,281, and $6,403, respectively.

(7) Income Taxes

Income tax expense (benefit) consists of:

	2004	2003	2002
Current expense (benefit):			
Federal	$ —	$ —	$(4,933)
Foreign	123	127	482
State	—	128	116
	123	255	(4,335)
Deferred expense (benefit)	—	9,841	(1,714)
Total expense (benefit)	123	10,096	(6,049)
Total benefit allocated to discontinued operations	—	—	(1,858)
Total expense (benefit) on continuing operations	$ 123	$10,096	$(4,191)

(Dollar amounts in thousands, except for per share data)

In fiscal 2002, certain deferred income tax benefits of $1,878 were allocated directly to shareholders' equity.

The differences between income taxes computed by applying the statutory federal income tax rate (34% in fiscal years 2004, 2003, and 2002) and income tax expense (benefit) in the consolidated financial statements are:

	2004	2003	2002
Computed "expected" tax benefit	$(6,712)	$ (3,942)	$(6,087)
State income taxes (benefit), net of federal income tax	(586)	83	27
Foreign income tax rate differences	5	(7)	18
Valuation allowance	7,479	13,344	450
Fargeot goodwill impairment impact	—	826	—
Other, net	(63)	(208)	(457)
Total expense (benefit)	$ 123	$10,096	$(6,049)
Total benefit allocated to discontinued operations	—	—	(1,858)
Total expense (benefit) on continued operations	$ 123	$10,096	$(4,191)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	January 1, 2005	January 3, 2004
Deferred tax assets:		
Accounts receivable	$ 573	$ 857
Inventories	344	772
Package design costs	128	201
Certain accounting accruals, including such items as self-insurance costs, vacation costs, and others	2,394	980
Fixed asset impairment loss accrual	548	—
Accrued pension costs	3,500	3,352
Pension liability charge	1,878	1,878
State net operating loss carryforward	1,357	771
U.S. Federal net operating loss carryforward	10,267	4,442
Mexico federal net operating loss carryforward	699	614
Other	—	51
Total deferred tax assets	21,688	13,918
Less valuation allowance	(21,273)	(13,794)
Deferred tax assets, net	415	124
Deferred tax liabilities:		
Prepaid insurance	390	—
Property, plant and equipment	25	124
Total deferred tax liabilities	415	124
Net deferred tax assets	$ —	$ —

The net deductible temporary differences incurred to date will reverse in future periods when the Company anticipates generating taxable earnings. As a result of its cumulative losses, the Company determined that it is questionable whether the deferred tax assets recognized on the consolidated balance sheet will have realizable value in future years. The deferred tax assets result from provisions in the U.S. income tax code which require that certain accounting accruals must wait until future years before those accruals are deductible for current income tax purposes. Given the Company's recent operating results, there is no historical assurance that future taxable income will be generated to offset these deferred deductible items. Accordingly, the Company has established a valuation allowance against the net deferred tax assets in the amount of $21,273 and $13,794 at the end of 2004 and 2003, respectively. Should the Company produce profits in future years, such that those net deferred tax assets become realized as tax deductions, the Company will recognize the benefit at that time.

(Dollar amounts in thousands, except for per share data)

At the end of fiscal 2004 and 2003, there are approximately $30,198 and $12,935, respectively, of net operating loss carryforwards available for U.S. Federal Income tax purposes, and approximately $2,118 and $1,805, respectively, in net operating loss carryforwards available for income tax purposes in Mexico related to the Company's sales subsidiary in that country. Loss carryforwards in the United States are generally available for up to twenty years in the future; in Mexico, carryforwards are available for up to ten years into the future. The loss carryforwards for U.S. Federal Income tax purposes are available starting in fiscal 2005 and expire through fiscal 2024.

Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings be permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

On June 8, 2004, the Company received a "30-day letter" from the Internal Revenue Service ("IRS") proposing certain adjustments which, if sustained, would result in an additional tax obligation approximating $4,000 plus interest. The proposed adjustments relate to the years 1998 through 2002. Substantially all of the proposed adjustments relate to the timing of certain deductions taken during that period. On July 7, 2004, the Company submitted to the IRS a letter protesting the proposed adjustments, and reiterating its position. The Company intends to vigorously contest the proposed adjustments by the IRS. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

(8) Accrued Expenses

Accrued expenses consist of the following:

	January 1, 2005	January 3, 2004
Salaries and wages	$ 650	$ 668
Income taxes	194	482
Non-income taxes	1,160	1,532
Restructuring costs	2,659	174
Current pension liabilities	1,359	1,663
Other	365	661
	$6,387	$5,180

(9) Employee Retirement Plans

The Company and its domestic subsidiaries have a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan ("ARP"). The employees covered under the ARP are eligible to participate upon the completion of one year of service. Salaried participant benefits are based upon a formula applied to a participant's final average salary and years of service, which is reduced by a certain percentage of the participant's social security benefits. Nonsalaried participant benefits are based on a fixed amount for each year of service. The ARP provides reduced benefits for early retirement. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA). Effective April 1, 2004, the ARP retirement plan was frozen, resulting in a curtailment loss of $196 for the ARP in the first quarter of 2004, and the elimination of additional service costs after the first quarter of 2004.

(Dollar amounts in thousands, except for per share data)

The funded status of the ARP and the accrued retirement costs (measured on September 30, 2004 and 2003) as recognized at January 1, 2005 and January 3, 2004 were:

	2004	2003
Change in projected benefit obligation:		
Benefit obligation at the beginning of the year	$30,971	$28,993
Service cost	196	854
Interest cost	1,792	1,857
Plan amendments	(1,743)	—
Actuarial loss	442	721
Benefits paid	(1,722)	(1,454)
Benefit obligation at year-end	$29,936	$30,971
Change in plan assets:		
Fair value of plan assets at the beginning of the year	$21,142	$19,073
Actual return on plan assets	2,786	3,818
Contributions	289	—
Expenses	(340)	(295)
Benefits paid	(1,722)	(1,454)
Fair value of plan assets at year-end	$22,155	$21,142
Funded status	$ (7,781)	$(9,829)
Contributions made in the fourth quarter	145	—
Unrecognized actuarial loss	4,613	6,390
Unrecognized prior service cost	—	202
Net amount recognized in the consolidated balance sheets	$ (3,023)	$(3,237)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued retirement costs, (including $767 and $1,443 in 2004 and 2003, respectively, classified as current accrued liability for retirement costs)	$(7,780)	$ (7,915)
Intangible asset	—	202
Accumulated other comprehensive expense	4,757	4,476
Net amount recognized in the consolidated balance sheets	$(3,023)	$(3,237)

The accumulated benefit obligation for the ARP was $29,936 and $29,058 as of January 1, 2005 and January 3, 2004, respectively.

At January 1, 2005, expected benefit payments to plan participants from the ARP for each of the next five years, and the next 5 year period in aggregate, are projected as:

2005	$1,739
2006	1,801
2007	1,885
2008	1,970
2009	2,067
2010–2014	11,152

The Company also has a Supplemental Retirement Plan ("SRP") for certain officers and other key employees of the Company as designated by the Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients' final average monthly compensation, reduced by a certain percentage of their social security. For certain participants, the Plan provides an alternative benefit formula for years worked past the normal retirement age assumed by the plan. Effective April 1, 2004, the SRP retirement plan was frozen, resulting in a curtailment loss of $932 for the SRP in the first quarter of 2004, and the elimination of additional service costs after the first quarter of 2004.

(Dollar amounts in thousands, except for per share data)

The funded status of the SRP and the accrued retirement cost (measured on September 30, 2004 and 2003) recognized at January 1, 2005 and January 3, 2004 are:

	2004	2003
Change in projected benefit obligation:		
Benefit obligation at the beginning of the year	$ 7,532	$ 4,833
Service cost	18	69
Interest cost	459	407
Curtailment/Plan Amendment	(154)	—
Actuarial loss	287	2,434
Benefits paid	(343)	(211)
Benefit obligation at year-end	$ 7,799	$ 7,532
Change in plan assets:		
Fair value of plan assets at the beginning of the year	$ —	$ —
Employer contributions	343	211
Benefits paid	(343)	(211)
Fair value of plan assets at year-end	$ —	$ —
Funded status	$(7,799)	$(7,532)
Contribution during the fourth quarter	148	55
Unrecognized actuarial loss	1,214	1,171
Unrecognized prior service cost	—	1,014
Net amount recognized in the consolidated balance sheets	$(6,437)	$(5,292)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued retirement cost, including current liability of $592 and $220, respectively	$(7,882)	$(7,366)
Intangible asset	—	945
Accumulated other comprehensive expense	1,445	1,129
Net amount recognized in the consolidated balance sheets	$(6,437)	$(5,292)

The accumulated benefit obligation for the SRP was $7,799 and $7,532 as of January 1, 2005 and January 3, 2004, respectively.

At January 1, 2005, expected benefit payments to plan participants from the SRP for each of the next five years, and the next 5 year period in aggregate, are projected as:

2005	$ 597
2006	614
2007	637
2008	649
2009	655
2010–2014	3,387

Weighted average assumptions to determine net costs for both the ARP and the SRP for the years ended January 1, 2005 and January 3, 2004 were:

	2004	2003
Discount rate	6.25%	6.60%
Rate of compensation increase	4.00%	4.50%
Expected return on plan assets	9.00%	9.00%

(Dollar amounts in thousands, except for per share data)

The components of net periodic benefit cost for the retirement plans were:

	2004	2003	2002
Service cost	$ 214	$ 923	$ 844
Interest cost	2,251	2,263	2,166
Expected return on plan assets	(2,015)	(2,018)	(2,223)
Settlement/Curtailment loss	1,128	—	—
Net amortization	222	298	108
	$ 1,800	$ 1,466	$ 895

Weighted average assumptions to determine benefit obligations and net cost as of and for the years ended January 1, 2005 and January 3, 2004 were:

	2004	2003
Discount rate	6.00%	6.25%
Rate of compensation increase	4.00%	4.00%
Expected return on plan assets	8.50%	9.00%

The qualified ARP is funded on a periodic basis as required under ERISA/IRS guidelines. The qualified plan assets are invested as of the measurement date for each fiscal year, as follows:

	2004	2003
Cash and equivalents	2%	2%
Domestic equities	61%	63%
Domestic fixed income securities	37%	35%
Total pension plan assets invested	100%	100%

The return on asset assumption used in the pension computations for the qualified ARP plan is based on the Company's best judgment of future anticipated performance of those invested assets based on our past long-term experience and judgment on how future long-term performance will occur.

The Company's nonqualified SRP is unfunded and payments, as required, are made when due from the Company's general funds.

The Company uses a measurement date of September 30 in making the required pension computations on an annual basis. In 2005, the Company has potential pension related payments of $1,359 for unfunded, nonqualified supplemental retirement plans as well as for payments anticipated for 2004 and 2005 quarterly estimated contributions to the funded, qualified associate retirement plan.

The Company has a 401(k) plan to which salaried and nonsalaried employees may contribute a percentage, as defined, of their compensation per pay period and the Company contributes 50% of the first 3% of each participant's compensation contributed to the 401(k) plan. Effective April 1, 2003, the Company changed its matching contribution from an automatic fixed percentage to a match that is contingent upon to meeting Company profit objectives on an annual basis. The Company's contribution in cash to the 401(k) plan for the years ended January 1, 2005, January 3, 2004, and December 28, 2002 were $52, $87, and $244, respectively.

(Dollar amounts in thousands, except for per share data)

(10) Shareholders' Equity

The Company has various stock option plans, under which have been granted incentive stock options ("ISOs") and nonqualified stock options ("NQs") exercisable for periods of up to 10 years from date of grant at prices not less than fair market value at date of grant. Information with respect to options under these plans follows:

	Number of shares subject to ISOs	Number of shares subject to NQs	Weighted-average exercise price
Outstanding at December 29, 2001	819,700	586,200	$ 6.04
Granted	265,300	30,700	5.74
Exercised	(188,700)	(21,300)	2.70
Expired/Cancelled	(30,200)	(150,000)	6.39
Outstanding at December 28, 2002	866,100	445,600	6.46
Granted	202,500	59,200	3.43
Exercised	(7,700)	(20,000)	3.19
Expired/Cancelled	(156,600)	(39,900)	6.64
Outstanding at January 3, 2004	904,300	444,900	5.91
Granted	75,000	150,000	2.52
Exercised	(800)	—	3.01
Expired/Cancelled	(266,200)	(142,600)	6.50
Outstanding at January 1, 2005	712,300	452,300	$ 5.05
Options exercisable at January 1, 2005	362,800	452,300	

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at January 1, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at January 1, 2005	Weighted average exercise price
$ 2.50 and under	115,000	1.8	$ 2.21	112,000	$ 2.21
2.51 - 5.00	731,900	7.2	3.66	459,800	3.87
5.01 - 10.00	191,700	6.3	6.46	117,300	7.07
10.01 - 15.00	126,000	2.8	13.58	126,000	13.58
	1,164,600			815,100	

At January 1, 2005, the remaining number of common shares available for grant of ISOs and NQs was 319,900, of which 163,000 are available pursuant to the 1997 Incentive Stock Plan and 156,900 are available pursuant to the 2002 Stock Incentive Plan.

At January 1, 2005, January 3, 2004, and December 28, 2002, the options outstanding under these plans were held by 65, 80, and 85 employees respectively, and had expiration dates ranging from 2005 to 2014.

Stock appreciation rights may be issued subject to certain limitations. No such rights have been issued or are outstanding at January 1, 2005, January 3, 2004, and December 28, 2002.

The Company has an employee stock purchase plan, with approximately 506,000 shares available for subscription, in which approximately 175 employees are eligible to participate. Under the terms of the plan, employees receive options to acquire common shares at 85% of the lower of the fair market value on their enrollment date or at the end of each two-year plan term. No shares were subscribed and no shares were purchased during the three year period ending January 1, 2005.

	Year ended:		
	January 1, 2005	January 3, 2004	December 28, 2002
Total compensation cost recognized in income for stock-based employee compensation awards	$ 65	$ 116	$ 131

(Dollar amounts in thousands, except for per share data)

(11) Earnings per Share

Earnings (loss) per share for the years ended January 1, 2005, January 3, 2004, and December 28, 2002 were as follows:

		January 1, 2005	
	Net loss (numerator)	**Shares (denominator)**	**Per-share amount**
Basic and diluted loss per share:			
Net loss allocable to common shareholders	$(19,865)	9,839	$(2.02)

		January 3, 2004	
	Net loss (numerator)	Shares (denominator)	Per-share amount
Basic and diluted loss per share:			
Net loss allocable to common shareholders	$ (21,706)	9,823	$ (2.21)

		December 28, 2002	
	Net loss (numerator)	Shares (denominator)	Per-share amount
Basic and diluted loss per share:			
Net loss allocable to common shareholders	$ (11,880)	9,641	$ (1.23)

No options to purchase common shares were included in the computation of diluted loss per share because of the Company's net losses in fiscal years 2004, 2003 and 2002.

(12) Preferred Share Purchase Rights

In February 1998, the Company's Board of Directors declared a distribution of one Preferred Share Purchase Right ("Right") for each outstanding common share of the Company to shareholders of record on March 16, 1998. The new Rights replaced similar rights issued in 1988, which expired on March 16, 1998. Under certain conditions, each new Right may be exercised to purchase one one-hundredth of a share of Series I Junior Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the common shares. The Rights will separate from the common shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire, 20% or more of the Company's outstanding common shares ("Share Acquisition Date") or 10 business days (or such later date as the Board shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding common shares. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes the beneficial owner of more than 20% of the outstanding common shares, each holder of a Right will be entitled to purchase, upon exercise of the Right, common shares having a market value two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by the Company at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

Each Class A Preferred Share is entitled to one-tenth of one vote, while Class B Preferred Shares, should they become authorized for issuance by action of the Board of Directors, are entitled to ten votes. The preferred shares are entitled to a preference in liquidation. None of the preferred shares have been issued.

(Dollar amounts in thousands, except for per share data)

(13) Related-party Obligation

The Company and its non-executive chairman ("chairman") had previously entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the chairman to purchase, if the estate elects to sell, up to $4,000 of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such common shares, the Company has purchased a $5,000 life insurance policy on the chairman; in addition, the Company maintains another policy insuring the life of the chairman. The cumulative cash surrender value of the policies approximates $2,500, at January 1, 2005 and January 3, 2004, which is included in other assets in the accompanying consolidated balance sheets. Effective March 4, 2004, and continuing throughout 2004, the Company has borrowed against the cash surrender value of these policies.

In addition, for a period of 24 months following the chairman's death, the Company will have a right of first refusal to purchase any common shares of the Company owned by the chairman at the time of his death if his estate elects to sell such common shares. The Company would have the right to purchase such common shares on the same terms and conditions as the estate proposes to sell such common shares.

The Company has a royalty agreement with the mother of the chairman, providing the Company with the exclusive right to manufacture and sell various slipper styles and other product designs created and owned by her, including future styles and designs. Under the agreement, the Company agreed to pay a royalty to her of 1% of the net sales of products utilizing her designs. The royalty agreement terminates five years after her death. During 2004, 2003 and 2002, the Company accrued royalty payments, to be paid in the following year, of $35, $33 and $55, respectively, pursuant to the royalty agreement. The royalty agreement also provides the Company an option to purchase her product designs and related patent rights. The option is exercisable by the Company for a period of six months following her death or a change of control of the Company. The option price for her ownership interest in the product designs and patent rights is $750 if the option is exercised following a change of control of the Company that occurs prior to her death and $500 if the option is exercised following her death, if her death occurs prior to a change of control. The royalty agreement grants her the right to require the Company to purchase her product designs and patent rights for a period of six months following a change of control of the Company that occurs prior to her death for a purchase price of $750. Upon the Company's purchase of her design rights the royalty agreement will terminate.

The chairman's mother was also a party to a consulting services agreement with the Company pursuant to which she agreed to provide consulting services in regard to product design and construction and to promote and enhance the Company's image and reputation. The consulting services agreement provided for quarterly payments of $15. The initial term of the agreement began on January 1, 2000 and was automatically renewed through December 31, 2004, at which time the consulting services agreement was not renewed by the Company.

During 2004, the Company engaged The Meridian Group ("Meridian"), whose services included assisting the Company in the development of its new business model, in restructuring its financing resources, and in identifying auction firms to market and sell its equipment in Mexico. The Company's President and Chief Executive Officer, is currently on leave from Meridian, and his spouse is the President and sole owner of Meridian. The Company paid fees to Meridian amounting to $752, a substantial portion of which was incurred in conjunction with activities undertaken prior to the Company's hiring its President and Chief Executive Officer. The fees incurred were at Meridian's customary rates for providing such services, and the Company believes the fees were consistent with the market price for such services.

(14) Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

The Company primarily markets comfort footwear for at- and around-the-home. The Company considers its "Barry Comfort" at- and around-the-home comfort footwear group in North America and Europe as its two operating segments.

The accounting policies of the operating segments are substantially similar to those described in Note 1, except that the segment financial information has been prepared using certain management reports, which by their very nature require estimates. In addition, certain items from these management reports have not been allocated between operating segments. Some of the more significant unallocated items include costs of certain administrative functions, and current and deferred income tax expense (benefit) and deferred tax assets (liabilities).

(Dollar amounts in thousands, except for per share data)

Net sales, and net property, plant and equipment, have been allocated to geographic areas based upon the location of the Company's operating unit.

Net Sales

	2004	2003	2002
United States/North America	$ 96,275	$ 113,881	$109,196
France	8,129	9,074	9,786
United Kingdom	—	182	42
	$104,404	$123,137	$119,024

Net Property, Plant and Equipment

	2004	2003
United States	$ 2,423	$ 3,637
Mexico	—	5,114
Other	295	618
	$ 2,718	$ 9,369

In fiscal 2004, one customer accounted for approximately 29%, and a second customer accounted for approximately 11% of the Company's net sales. In fiscal 2003, one customer accounted approximately for 25%, a second customer for 11%, and a third customer accounted for 10% of the Company's net sales. In fiscal 2002, one customer accounted for approximately 26% and a second customer accounted for approximately 11% of the Company's net sales.

	Barry Comfort		
January 1, 2005	**North America**	**Europe**	**Total**
Net sales	$ 96,275	$8,129	$ 104,404
Depreciation and amortization	1,163	173	1,336
Interest income	—	—	—
Interest expense	1,228	64	1,292
Restructuring and asset impairment charges	17,341	—	17,341
Gross profit	36,224	1,115	37,339
Pre tax earnings (loss)	(20,241)	166	(20,075)
Additions to property, plant and equipment	55	67	122
Total assets	$ 35,082	$4,010	$ 39,092

	Barry Comfort		
January 3, 2004	North America	Europe	Total
Net sales	$113,881	$9,256	$123,137
Depreciation and amortization	1,547	215	1,762
Interest income	—	—	—
Interest expense	1,343	75	1,418
Restructuring and asset impairment charges	200	—	200
Goodwill impairment charge	—	2,363	2,363
Gross profit	41,627	1,083	42,710
Pre tax loss	(5,874)	(3,409)	(9,283)
Additions to property, plant and equipment	1,555	107	1,662
Total assets	$ 57,216	$4,064	$ 61,280

(Dollar amounts in thousands, except for per share data)

December 28, 2002	Barry Comfort North America	Barry Comfort Europe	Total
Net sales	$109,196	$9,828	$ 119,024
Depreciation and amortization	1,570	209	1,779
Interest income	40	—	40
Interest expense	1,318	68	1,386
Restructuring, net charges	2,301	536	2,837
Gross profit	40,159	1,268	41,427
Pre tax loss	(10,003)	(2,313)	(12,316)
Additions to property, plant and equipment	2,226	147	2,373
Total assets – continuing operations	$ 77,617	$8,489	$ 86,106
Total assets – discontinued operations			1,532
Total assets			$ 87,638

(15) Restructuring and Asset Impairment Charges

During 2004, the Company closed its manufacturing operations in Mexico in the first quarter; closed its distribution activities centered in Mexico in the third quarter; closed related cross dock distribution operations in Laredo in the fourth quarter; and completed closure of its operations offices based in San Antonio in the fourth quarter. The Company recognized asset impairment charges of $7,098, with $4,202 related to net property, plant and equipment, and the remaining $2,896 related to other non-current assets, primarily manufacturing patents and unamortized duty acceleration costs [as discussed in Note 1(u)].

	Accruals January 3, 2004	**Charges in 2004**	**Adjustments**	**Non-cash write-offs**	**Paid in 2004**	**Accruals January 1, 2005**
Employee separations	$174	$ 4,201	$(10)	$ —	$3,438	$ 927
Other exit costs	—	2,736	—	—	2,736	—
Noncancelable leases	—	3,316	—	—	1,584	1,732
Total restructuring	174	10,253	(10)	—	7,758	2,659
Asset impairments	—	7,098	—	7,098	—	—
Total	$174	$17,351	$(10)	$7,098	$7,758	$2,659

The impact of the $17,341 restructuring and impairment loss on fiscal 2004 from the actions noted above increased the loss by approximately $1.76 per share.

During 2003, the Company closed its Goldsboro warehouse facility and upon closure, evaluated the carrying value of this facility and recognized a $200 impairment loss, which was realized upon sale of the facility in the second quarter, 2003. In addition, during 2003, the Company recorded goodwill impairment loss on its then-80% owned Fargeot subsidiary [see Note 1(a)].

	Accruals December 28, 2002	Charges in 2003	Adjustments	Non-cash write-offs	Paid in 2003	Accruals January 3, 2004
Employee separations	$1,530	$ —	$ —	$ —	$1,356	$174
Noncancelable leases	208	—	—	—	208	—
Total restructuring	1,738	—	—	—	1,564	174
Goodwill impairment	—	2,363	—	2,363	—	—
Asset impairments	—	200	—	200	—	—
Total	$1,738	$2,563	$ —	$2,563	$1,564	$174

The impact of the $2,563 impairment loss on fiscal 2003 from the actions noted above increased the loss by approximately $0.26 per share.

(Dollar amounts in thousands, except for per share data)

During 2002, the Company engaged in several actions related to reorganization efforts to improve profitability. One action in the first quarter resulted in the coordinated transfer of cutting operations from the U.S. to Mexico and a reduction in sewing operations in Nuevo Laredo, Mexico. This action resulted in the reduction of 354 positions at a payroll severance cost of $727. Other actions in the third and fourth quarters were taken to restructure staff support of sales and operations, which impacted 9 employees at a payroll severance cost of $938. In the fourth quarter, the Company announced the decision to close the Goldsboro distribution center in early 2003, impacting 53 positions at a payroll severance cost of $601. In the same year, the Company closed the Wales distribution center in early 2003, impacting 22 positions at a payroll severance cost of $178, recognition of $208 in future lease obligation losses, and $150 in asset impairment losses. The closure of the Wales distribution center ended direct selling activities in Europe. At year-end 2002, the Company also recognized an asset impairment loss for $523 on net property, plant and equipment and on non-current assets, trademarks, and patents, associated with its discontinued operations.

	Accruals December 29, 2001	Charges in 2002	Adjustments	Non-cash write-offs	Paid in 2002	Accruals December 28, 2002
Employee separations	$346	$2,444	$34	$ —	$1,294	$1,530
Noncancelable leases	—	208	—	—	—	208
Total restructuring	346	2,652	34	—	1,294	1,738
Asset impairment	—	673	—	673	—	—
Total	$346	$3,325	$34	$673	$1,294	$1,738

After an income tax benefit of $131, 2002 actions increased the loss by $2,228, or approximately $0.23 per share.

(16) Sale of Vesture Net Assets

In 2003, the Company sold certain assets of its Vesture thermal product subsidiary. Vesture assets sold in the transaction included furnishings, trade fixtures, equipment; raw material and finished products inventories; books and records, including supplier and customer lists; Vesture's rights under certain contracts and agreements; patents and trademarks used by Vesture; and trade accounts receivable of Vesture arising after March 29, 2003. The Company retained Vesture's account receivables as of March 29, 2003. As consideration, the purchaser assumed specific liabilities and obligations of Vesture and paid the Company a nominal sum of cash, and provided the Company with a promissory note in the amount of $334, due in December 2004. In 2003, the Company provided a full reserve for the balance due on the note. As additional consideration for the assets sold, the purchaser committed to remit a specified sum in December, 2004 and make annual payments, through 2007, based upon a percentage of purchaser's annual sales of certain products in excess of specific sales thresholds. Beyond the provisions involved in the sale, the Company has no continuing involvement in this business.

At the time of the sale, the particular assets and liabilities involved in this sale included:

Accounts receivable, net	$ 783
Inventory	253
Other Assets	108
Accounts payable	(475)
Other liabilities	(304)
Net assets involved in sale	$ 365

(Dollar amounts in thousands, except for per share data)

Selected financial data relating to the discontinued operations follows:

	2004	2003	2002
Net sales	$ —	$ 1,759	$ 3,546
Gross profit (loss)	—	57	(1,654)
Selling, general and administrative expense	—	2,040	3,268
Restructuring expense	—	—	523
Interest expense	—	104	143
Gain (loss) on sale of certain assets relating to discontinued operations	334	(223)	—
Earnings (loss) from discontinued operations before income tax	334	(2,310)	(5,588)
Income tax benefit	—	—	1,858
Earnings (loss) from discontinued operations, net of income tax	$334	$(2,310)	$(3,730)

In fiscal 2004, earnings from discontinued operations is primarily from the early payment of a promissory note receivable received in conjunction with the sale. At the time of the sale, the note had been fully reserved for doubtful collection.

(17) Contingent Liabilities

The Company has been named as defendant in various lawsuits arising from the ordinary course of business. In the opinion of management, the resolution of such matters is not expected to have a material adverse effect on the Company's financial position or results of operations.

(18) Subsequent Event

On March 31, 2005, the Company entered into a new asset-backed financing agreement (the "CIT ABL Facility") with CIT. The CIT ABL Facility replaces the CIT Facility. The CIT ABL Facility is a two-year committed facility under which CIT is obligated to advance the Company funds so long as the Company complies with the CIT financing agreement, including satisfying covenants requiring that we meet various financial condition and financial performance requirements.

Under the CIT ABL Facility, the Company is required to meet various financial covenants including: a) minimum Tangible Net Worth at the end of each fiscal quarter of 2005 and 2006; b) negative Earnings Before Income Taxes, Depreciation, and Amortization (excluding certain extraordinary or nonrecurring gains and losses) for the two fiscal quarters ended June 30, 2005, not exceeding a specified level; c) Minimum Net Availability at the end of each fiscal year beginning in 2005; and d) a minimum Fixed Charge Coverage Ratio test at the end of fiscal 2005 and each 12-month period ending at the end of each fiscal quarter thereafter. The foregoing capitalized terms are defined in the CIT ABL Facility. While we believe we can comply with such covenants in 2005, our ability to do so assumes that (i) the cost benefits of our new business model continue in 2005; (ii) we experience no major loss of customers; and (iii) the Company continues to be able to source products without incurring substantial unplanned costs.

The CIT ABL Facility provides the Company with advances in a maximum amount equal to the lesser of (i) $35 million or (ii) a Borrowing Base (as defined in the CIT ABL Facility). The Borrowing Base is determined by the agreement and is based primarily on the sum of (i) the amount of 80% of the receivables due under the factoring agreement, if any, and 80% of the Company's total eligible accounts receivable; (ii) the amount of eligible inventory; (iii) a $3.5 million over-formula availability during the Company's peak borrowing season from April through October; and (iv) a $4.0 million allowance on the Company's eligible intellectual property from January 1 to October 31. The CIT ABL Facility includes a $3 million subfacility for CIT's guarantee of letters of credit that is counted against the maximum borrowing amount noted above.

The liens and mortgage that secured the original CIT Facility remain in place and have been amended and modified to secure the new CIT ABL Facility. In addition, the pledge agreement and the subsidiary guarantees entered into in connection with the original CIT Facility have also been amended to secure the new CIT ABL Facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
R.G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries as of January 1, 2005 and January 3, 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 1, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of January 1, 2005 and January 3, 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Columbus, Ohio
February 25, 2005,
except as to Note 18, which is as of March 31, 2005

BOARD OF DIRECTORS

Gordon Zacks,
Chairman of the Board,
R.G. Barry Corporation

Christian Galvis,
Former Executive Vice President Operations,
R.G. Barry Corporation

David P. Lauer,
Former President & Chief Operating Officer,
Bank One, Columbus, NA

Roger E. Lautzenhiser,
Managing Partner – Cincinnati Office,
Vorys, Sater, Seymour and Pease LLP
(attorneys at law)

Janice E. Page,
Former Senior Group Vice President,
Sears Roebuck and Co.

Edward M. Stan,
President,
Edward M. Stan and Associates
(importers)

Harvey A. Weinberg,
Former Chairman of the Board,
Chief Executive Officer,
Hartmarx Corporation

AUDIT COMMITTEE

Harvey A. Weinberg, Chairman
David P. Lauer
Janice E. Page
Edward M. Stan

COMPENSATION COMMITTEE

Janice E. Page, Chairman
David P. Lauer
Edward M. Stan
Harvey A. Weinberg

NOMINATING & GOVERNANCE COMMITTEE

Edward M. Stan, Chairman
David P. Lauer
Janice E. Page
Harvey A. Weinberg

CORPORATE OFFICERS

Thomas M. Von Lehman,
President & Chief Executive Officer

Harry Miller,
Vice President Human Resources

Daniel D. Viren,
Senior Vice President Finance,
Chief Financial Officer & Secretary

DIVISIONAL & SUBSIDIARY OFFICERS

Greg Ackard,
Vice President Sales – National Accounts

John Black,
Vice President Distribution

Tommy Bray,
Vice President Product

Thierry Civetta,
President – Fargeot et Compagnie S.A.

Bob Dickey,
Senior Vice President Sales

Glenn Evans,
Senior Vice President Creative Services & Sourcing

James L. Faulkner,
Vice President Field Sales

Pam Gentile,
Senior Vice President Sales – National Accounts

Tom Hollister,
Vice President Sales

José G. Ibarra,
Vice President Treasurer

Michael S. Krasnoff,
Vice President Assistant Treasurer

Michael Schatz,
Vice President Sourcing

Matthew J. Sullivan,
Senior Vice President Integrated Supply Chain

GENERAL COUNSEL

Vorys, Sater, Seymour and Pease LLP,
Columbus, Ohio

AUDITORS

KPMG LLP,
Columbus, Ohio

REGISTRAR & TRANSFER AGENT

The Bank of New York,
New York, New York

COMMON STOCK

Since June 2004, R.G. Barry Corporation common shares are dually quoted on the OTC Bulletin Board and The Pink Sheets under trading symbol RGBC.

LOCATIONS

CORPORATE OFFICE
13405 Yarmouth Road NW,
Pickerington, Ohio 43147
Telephone 614.864.6400
Websites www.rgbarry.com
www.dearfoams.com

ADMINISTRATIVE & SALES OFFICES
Bentonville, Arkansas
Hong Kong
New York City
Thiviers, France

DISTRIBUTION CENTER
San Angelo, Texas

TRADEMARKS

The following are the principal trademarks of the Company registered with or registration applied for with the United States Department of Commerce and Trademark Office or with the appropriate foreign registration authority:

Angel Treads®
Barry Comfort®
Dearfoams®
EZfeet®
Fargeot™
Madye's®
Royal Comfort®
Snug Treds®
Soft Notes®
Solé™
Terrasoles®
Zizi®

R.G. Barry Corporation also sources and sells Liz Claiborne®, Claiborne®, and Villager® slippers under license granted by L.C. Licensing, Inc.; NASCAR® slippers under licenses granted by the National Association For Stock Car Auto Racing, Inc.; Dale Earnhardt, Inc., Rusty Wallace, Inc., Penske Racing South, Inc., JG Motorsports, Inc. and Redline Sports Marketing, Inc.; and Mushrooms® slippers under a license granted by AmAsia International LTD.

SUBSIDIARIES

The Dearfoams Company
Barry Comfort de Mexico, S.A. de C.V.
Barry de Acuña, S.A. de C.V.
Barry de Mexico, S.A. de C.V.
Barry de Zacatecas, S.A. de C.V.
Barry Distribution Center de Mexico, S.A. de C.V.
Escapade, S.A.
Fargeot et Compagnie, S.A.
Procesadora de Nuevo Laredo, S.A. de C.V.
R.G. Barry International, Inc.
RGB Technology, Inc.
(formerly Vesture Corporation)

EQUAL EMPLOYMENT OPPORTUNITY

R.G. Barry Corporation is an equal opportunity employer, offering the opportunity of equal employment to all individuals without regard to their race, color, religion, sex, national origin or age.

SHAREHOLDER INFORMATION

For information regarding Shareholder accounts, call The Bank of New York at 800.524.4458 or write them at Shareholder Relations Department - 11W, P.O. Box 11258, Church Street Station, New York, NY 10286.

Stock certificates for transfer and address change should be sent to The Bank of New York, Receive and Deliver Department - 11W, P.O. Box 11002, Church Street Station, New York, NY 10286.

FORMS 10-K, 10-Q & 8-K

The Company's annual report to the Securities and Exchange Commission, Form 10-K, its quarterly reports, Form 10-Q, and other current reports, Form 8-K, are available without charge at the Company Website at www.rgbarry.com or may be obtained by writing to the Company at Investor Relations, R.G. Barry Corporation, 13405 Yarmouth Road NW, Pickerington, OH 43147.

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting will be held at 11:00 a.m. EDT Friday, May 20, 2005, at the Company's Corporate Offices, 13405 Yarmouth Road NW, Pickerington, OH 43147.

OUR BASIC PURPOSE

The basic purpose of R.G. Barry Corporation is to operate profitably a dynamic, progressive, growing, investor-owned company within the framework of high ethical standards of conduct which:

Creates and sells quality products which serve the comfort needs of people.

Provides superior service to our customers who distribute, sell and display our products to the consumer.

Creates a climate that stimulates, challenges and channels the human intelligence, ingenuity, and desire of our Associates to work together safely and effectively for the fulfillment of our purpose and provides them with a sense of achievement, equitable compensation plus participation in the results of success.

Makes a contribution to our society by demonstrating how people of all races, nationalities, creeds and genders can work together cooperatively to the benefit of each and all.

Increases the value of all assets (tangible and intangible) of the company and improves the stockholders' equity and/or return on investment over the long and short period of time.

Strengthens the community, the country and the free enterprise system.

R.G. Barry Corporation
the Dearfoams company

13405 Yarmouth Road N.W.
Pickerington, Ohio 43147
614.864.6400
www.rgbarry.com